02049311

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Western Areas Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

AUG 2 1 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2168

FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 8/16/02

WESTERN AREAS
LIMITED

Annual Report 2001

CONTENTS

Forward looking statements

Certain statements included in this report constitute "forward looking statements". Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Western Areas or of the gold mining industry to be materially different from future results, performance or achievements expressed or implied by those forward looking statements. Western Areas is subject to the effect of changes in the gold price and the risks involved in mining operations.

WESTERN AREAS LIMITED

Incorporated in the Republic of South Africa
Registration number 1959/003209/06
ANNUAL REPORT – DECEMBER 2001

NATURE OF THE BUSINESS

Western Areas Limited invests in the gold mining and exploration industry.

The current investments consist of a 50% interest in the South Deep Mine ("South Deep"), the world's largest gold ore reserve and an 88.5% interest in Barnato Exploration Limited ("Barnex")

HIGHLIGHTS

Mineral Reserves maintained at 58 million ounces of gold

Value unlocking process progressing

Continued improvement at the South Deep Mine

Expansion project nearing completion



R A R Kebble
Non-executive chairman

The year under review and the months since then have been notable for four major developments: the near-completion of the South Deep Expansion Project, designed to exploit one of the world's largest gold resources; the decision to gear rather than sell Western Areas' stake in this asset; the finalisation of plans to rationalise its shareholding structure, and the recent resurgence of investor interest in gold bullion and shares.

In this process, the company's future direction was settled and clarified: it will remain invested in an asset with superlative long-term growth prospects, and it will have the means not only to release shareholder value immediately, but also to pursue other attractive opportunities capable of generating high returns.

Review of results and market conditions

Total gold production for the year increased by some 5% to 342 251 ounces. This was achieved, despite a decrease in the recovered grade, due to an increase in the number of tons milled. The year on year decrease in recovered grade from 8.33g/t to 7.85g/t was largely attributable to an increase in the tonnages being derived from the trackless sections of the mine.

Cash costs per kilogram of gold produced have increased significantly from R42 276 for the previous year to R55 145 per kilogram for the current year. This increase has been a major concern, with management having effected structural changes in the operations of South Deep towards the end of the year to address the situation.

The full details of the production performance for the year under review are summarised in the operations review.

South Deep nears completion

After nine years of development and the investment of some R5 billion, the South Deep Project (a joint venture with Placer Dome) is now almost complete. Full commissioning is currently scheduled for August 2003. The company expects gold production to increase from 400 000 ounces in 2002 to 700 000 ounces per year by 2007. Thereafter production is expected to exceed 750 000 ounces per year. It will do so for at least 72 years, according to independently confirmed evaluations. Average cash costs at full production are estimated at US$135/oz and average total costs at US$175/oz.

The ventilation shaft is complete and is presently being used as a temporary hoisting facility while the new metallurgical plant is currently under commissioning with the first gold pour expected in mid-June. The main shaft complex, having become the longest single-lift shaft in the world in December 2000, when its depth reached 2 856 metres below collar, has now reached its final depth of 2 994 metres below collar.

This 57.7 million ounce mineral reserve is exceptional not only for its size but also for its structure. It will support what will undoubtedly be one of the world's greatest gold producers, with consistent grade, low working costs and a long life.

Value now and in the future

How best to utilise this remarkable asset has been a prime focus of the board since the beginning of January 2000 when, as shareholders will recall, a plan to merge the JCI and Randgold Group's through the auspices of Western Areas Limited (Western Areas) was thwarted, and other value-enhancing options had to be considered.

A thorough and lengthy review of these options narrowed them down to two possibilities given the condition of the gold equity market at the time, namely the sale of Western Areas' 50% interest in South Deep, or the gearing of the asset. Discussions regarding a possible disposal were held with a number of potential purchasers but ultimately no offer matched the board's price and given the demonstrable quality of the asset, it was considered imprudent to sell it.

The board consequently decided at the time, that gearing the asset was the better option. This would enable the company to reward shareholders through a dividend payment, while at the same time retaining their participation in a high-quality, long-life gold mining operation. It would also secure the funds necessary to fund further capital expenditure on South Deep and provide Western Areas with some latitude to explore

After nine years of development and the investment of some R5 billion, the South Deep Project (a joint venture with Placer Dome) is now almost complete other gold opportunities, thus giving shareholders a further upside dimension. It would, in short, enable Western Areas and its shareholders to 'have their cake and eat it'.

The gearing was to be effected through a long-dated derivative structure, based on the sale of options on Western Areas' share of South Deep's gold production, that took effect during the last quarter of 2001 and expires in mid-2014. The volume of gold committed to this structure is conservative, affecting only some 50% of Western Areas' projected production flow (or 4.5% of the attributable reserves) over the 12.5 year period. South Deep's Life of Mine, as noted earlier, is approximately 72 years.

The derivative structure has thus far raised US$104 million through a consortium led by the American International Group (AIG). Credit has been made available by two additional institutions to complete the structure.

Shareholders have already been advised in detail about the architecture and elements of the structure. However, it is worth re-emphasising that the structure achieves the dual objective of releasing value immediately while funding the company's share of the future capital development of South Deep. The structure is designed for protection against volatility in the gold price but has no Rand hedging component and can be closed out if market conditions are appropriate.

With gold equities having a more buoyant price the board has available to it, the option of completing the derivative structure or presenting to the market a structure which has far less gold hedging to it. The board is evaluating all options and will announce its intentions in due course.

Rationalising the shareholder structure

It was announced earlier this year that JCI Gold Limited was to be acquired by Consolidated African Mines Limited (CAM), which would then change its name to JCI Limited, thus revitalising one of the oldest and most distinguished identities in South African mining history. JCI Gold Limited is the major shareholder in Western Areas and CAM, in turn, is the major shareholder in JCI Gold Limited.

The new JCI Limited will remain committed to its investment in Western Areas and to its support for the company's future growth. While the merger will have no direct effect on Western Areas, it will serve the important function of simplifying the structure and removing any uncertainty that may have existed in the market about shareholder intentions regarding this company.

Gold regains some of its glitter

During the last quarter of the financial year, market sentiment towards gold and gold companies significantly improved and has strengthened markedly in recent weeks. The recovery, which began in the wake of the events of 11 September, has been further accelerated by fears of war, the effects of future terrorism on major economies and global shock following some spectacular corporate failures. Essentially, I believe, people have realised how fallible paper currencies can be and have begun to see gold, once again, in its traditional roles as a hedge against devaluation of money, a store of tangible value and a worthwhile investment in its own right. It is too early to tell whether this shift in the mood of the market is sustainable, but I feel that a trading range around the US$320/oz level is not unrealistic for 2002. Ironically for South African producers, the rise of the gold price is being countered by the strengthening of the Rand. It is nevertheless heartening to see that after falling from favour among investors for so long, gold's unique virtues as a safe haven are being recognised yet again.

Into the future

After two years during which its future was carefully considered, Western Areas and its shareholders now have clear plans for the road ahead and tangible prospects of solid growth. South Deep Mine is about to take its place as a major gold producer and the funding to ensure that it lives up fully to its great potential has been secured. It is expected to be cash positive within three years, after which the surplus cash it generates will be available for distribution as dividends. Shareholders' confidence in the company will in the near future be rewarded.

I express my heartfelt thanks to all Western Areas' stakeholders for their support during a challenging transitional period for the company. The passage of time will demonstrate that their belief in the company's future as an investment of exceptional promise is thoroughly merited. I must also record my appreciation to my colleagues on the board for their invaluable counsel in many crucial deliberations. Since the year-end Paul Ferguson and Gibson Njenje have retired as non-executive directors and I thank them for the significant contribution they made to Western Areas over the years.

R A R Kebble
Non-executive chairman

Johannesburg
27 June 2002

Health and Safety

South Deep recorded four fatal accidents during the period under review. Two fatalities occurred in the process of producing gold and two were related to the development associated with the Expansion Project. Our deepest condolences go to the families and relatives of the deceased. The Joint Venture management team strives for zero tolerance of any injury inducing incidents. Accordingly the safety results for the operation are amongst the best in the industry.

FATAL INJURY FREQUENCY RATE


0.09
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0.00
Per 200 000 man hours
1998
1999
2000
2001

The Expansion Project

The new South Deep twin shaft system, a new metallurgical plant, appropriate underground infrastructure to service the wide reef stoping and the surface facilities for refrigeration and maintenance make up the core of this exciting project. Work commenced on the project in 1990, the first phase of which will be fully commissioned in August 2003.

SHIFTS LOST FREQUENCY RATE


80
70
60
50
40
30
20
10
0
Per 200 000 man hours
1998
1999
2000
2001

The Ventilation Shaft reached its final depth of 2 791 metres below collar during the year and a temporary hoisting facility for waste rock has now been established. This has relieved the capacity pressures on the old South Shaft system.

LOST TIME INJURY FREQUENCY RATE


6
5
4
3
2
1
0
Per 200 000 man hours
1998
1999
2000
2001

The Main Shaft has bottomed at 2 994 metres below surface. Equipping and final commissioning will be completed by August 2003. This is in line with projections

NEW METALLURGICAL PLANT WITH THE SOUTH DEEP SHAFTS IN THE BACKGROUND



following the changes of scope to the project, the most notable of which was the deepening of the shaft and the inclusion of four additional working levels. This change will significantly extend the operating life of Phase 1.

Construction of the new metallurgical plant was completed in May 2002, and the commissioning thereof will occur by the end of June 2002. The new plant will have the capacity to treat 220 ktpm at low cost and high efficiencies. Gold in circulation within the old plant will be removed, whilst gold 'lock up' will occur during the commissioning of the new plant. As the new plant is state of the art technology, a net deficit is not expected during this period. The old plant will be mothballed, and once the new plant has reached full capacity, surplus material may be treated at the old plant.

By virtue of the current gold price and its impact on the economic viability of exploiting lower grade mineral resources, management are planning to exploit defined mineral reserves within the SV1 and SV2/3 (upper levels) areas.

The development of the underground infrastructure to service the production requirement of 220 ktpm has continued under difficult conditions. Although logistical problems have partly been alleviated through the hoisting provisions at the South Deep Ventilation Shaft (waste rock), the movement of men, material and ore through the old South Shaft system has adversely affected planned development rates. For the period under review, a total of 35 370m³ of rock was broken in the development section (2000: 35 892m³) and 57 metres of shaft sinking completed (2000: 591 metres).

The Production Section

Total gold production from the Joint Venture for the year totalled 10 645 kg (342 251 ounces) compared with 10 115 kg (325 255 ounces) for the previous year. This was achieved through processing 1 356 000 tons of ore at an average yield of 7.85g/t. The head grades achieved for the period were as expected, although somewhat lower than that of the previous year's exceptional grades.

TOTAL GOLD PRODUCTION


400 000
350 000
300 000
250 000
200 000
150 000
100 000
50 000
0
Ounces Produced
1997
1998
1999
2000
2001
Total gold production
Attributable ounces

By year-end three trackless sections were running at full production. The de-stressing of these areas has resulted in excellent ground conditions similar to that which one would expect in shallower mining operations. The output from these sections has continued to grow with the improvement of the skill base, and application of additional competencies. Equipment performances were as expected, and the operators remain confident in attaining the planned build-up.

The production from the Ventersdorp Contact Reef Section exceeded the annual plan by some 44%. Stope grades have continued to be high, and are expected to complement the ore flow from the trackless section for many years to come.

The progress as regards the de-stressing of the trackless sections has been disappointing, with only 60% of the planned performance having been attained. It is imperative that the de-stressing be accelerated to ensure that trackless mining reserves are created at a rate that satisfies the planned production profile. Management has been focusing on this issue to the extent that latest results indicate a significant improvement.

The operations were disrupted during the year as a result of two work stoppages by the majority labour union, a major fire in a cable duct that supplies power to the underground sections, and a shaft accident that occurred during hoisting.

During the latter part of the year, management implemented a restructuring programme that affected both middle and upper skill staff complements. Although this had a short-term negative effect on morale, the longer-term benefits as regards operating costs are already being realised.

Cash costs averaged US$199/oz; by comparison total costs were US$235/oz for the year. With the significant decline in the South African currency against the US Dollar during the fourth quarter of the year, cash costs declined to US$173/oz.

CASH OPERATING COSTS


250
200
150
100
50
0
US$ per ounce
1999
2000
2001

Capital expenditure for the entire Joint Venture totalled R783 million for the year. The project is now reaching peak financing with equipping and commissioning taking place over the next 15 months.

CAPITAL EXPENDITURE (TOTAL)


800
700
600
500
400
300
200
100
0
R Millions
1998
1999
2000
2001

Productivity

The success of management in increasing productivity on an output per employee basis is most gratifying. It must be noted that with full production reaching in excess of 750 000 ounces of gold per annum beyond 2007, and the availability of a new mining infrastructure, there is a strong likelihood that the productivity indices will increase dramatically.

PRODUCTIVITY


200
180
160
140
120
100
80
60
40
20
0
g/TEC
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
m²/TEC
1998
1999
2000
2001
g/TEC
m²/TEC

Mineral Resources and Reserves

Management completed a further updated 3-D geological model of the orebody (current mine) during the year, to the extent that it accurately portrays the orebody in the context of the existing dataset, and provides a robust basis for Mineral Resource estimation purposes. The geological model has formed an integral part of the mine design and planning process. A variety of mining methods are being utilised/planned, which vary in accordance with geographic position relative to the subcrop position of the Upper Elsburgs.

With the recent change in metal prices in Rand terms, we will see a positive effect on the definition of mineable reserves. The current declared Mineral Reserve of 214.3 million tons at a grade of 8.38g/t containing 57.7 million ounces is reported in accordance with both the SAMREC Code and the Ontario Security Commission National Instrument 43-101.

Acknowledgements

The guidance of the directors and the assistance of all the contractors and consultants during the year have been invaluable. During the year, the option of an asset sale or the gearing up of the asset progressed through many stages. Many interested and affected parties spent much of their time evaluating the options at considerable cost. As stated in the Chairman's Letter, the gearing option was chosen and this has proceeded over a time span longer than what was expected. The frustration of shareholders at the delay in paying the special dividend is regrettable. I thank the shareholders for their patience.



J F Brownrigg
Managing Director

DESCRIPTION OF ASSET

INTRODUCTION

South Deep is effectively 50% owned by Western Areas Limited, in a joint venture with Placer Dome South Africa (Pty) Limited. The joint venture was concluded on 1 April 1999, with Placer having assumed management control.

The mine is situated in the Magisterial Districts of Westonaria and Vanderbijlpark, Gauteng Province some 45 km southwest of Johannesburg. The areal extent of the mine, which measures some 3 563 hectares, is the subject of Mining Authorisation ML 8/99.

The reef horizons currently being exploited on the mine include the Ventersdorp Contact ("VCR") and the component reef horizons of the Upper Elsburgs (Massives and the Individuals). The VCR occurs in the western extremity of the Mining Authorisation and comprises a single reef horizon. By contrast, the Upper Elsburgs comprise multiple reef horizons and occur to the east of a north-northeast striking subcrop position with the overlying VCR. The VCR is mined by conventional methods, whereas the Upper Elsburgs are mined by a variety of methods ranging from conventional mining to trackless mining (drift and fill, benching and long-hole stoping). The defined Mineral Resource has been the subject of extensive geological modelling in both 2-D and 3-D environments, culminating in acceptable levels of confidence in the associated grade and tonnage estimates.

LOCALITY PLAN


HARMONY
N
SV1 SHAFT
MAIN/SV2/3 SHAFT
KLOOF
SOUTH DEEP SHAFT
Lease Area
Mining Authorisation
SUBCROP
(Upper Elsburgs)
SOUTH DEEP
JOHANNESBURG
SOUTH AFRICA
CAPE TOWN

GEOLOGICAL RELATIONSHIP BETWEEN THE VCR AND UPPER ELSBURGS



0
500
1000
SUBCROP
Ventersdorp
Lava
0
100
200
VCR and Upper Elsburg Reefs
VCR Only
METRES
FOOT WALL QUARTZITES
TRUE VERTICAL SCALE
SUBCROP
Ventersdorp
Lava
0
50
100
150
VCR
MB
MI
MA
ED
EC
Upper Elsburg Reefs
VCR Only
METRES
FOOT WALL QUARTZITES
EXAGGERATED VERTICAL SCALE

The mine comprises the South Shaft complex ("South Shaft") and the South Deep Shaft complex ("South Deep Shaft"). All of the ore is currently being processed through a processing facility at the South Shaft, which has an operating capacity of 135 ktpm. A new facility with a capacity of 220 ktpm is being commissioned at the South Deep Shaft.

The South Shaft comprises the Main Shaft and Sub-Vertical Shafts ("SV") 1, 2 and 3, which service mining down to 95 level (2 650 metres below surface). The South Deep Shaft will service levels 90 (2 590 metres below surface) to 110 (2 890 metres below surface). On the basis of depth and access, the mine has been divided into two areas, designated Phase 1 and Phase 2. Phase 1 extends from 60 level (1 630 metres below surface) to 110 level, whereas Phase 2 extends from 110 level to 140 level (3 360 metres below surface). The Phase 2 area is to be accessed utilising a split shaft system (Main and Sub-Vertical Shafts).

SOUTH DEEP MINE – NORTH SOUTH SECTION (LOOKING EAST)


0
1000
2000
Section Looking East
South Shaft
South Deep Shafts
REL Boundary
PDWAJV Boundary
Boundary pillar
+ 1000m ASL
Vent Shaft
Pretoria Group
Main Shaft
Transvaal Supergroup "Dolomite"
No.1 Sub.vert shaft
Pump Station
No.2 Sub.vert
Mean Sea level
No.3 Sub.vert shaft
Ventersdorp Supergroup "lava"
VCR
Pump Station
- 1000m BSL
Middle Elsburg Reef
Schematic
CENTRAL RAND GROUP

SOUTH DEEP MINING AUTHORISATION AND INFRASTRUCTURE


HARMONY
WATER PILLAR
SV1 SHAFT
KLOOF
SOUTH DEEP
MAIN SHAFT AND
VENT SHAFT
SOUTH MAIN SHAFT
AND
SV2/3 SHAFT
N
Existing Infrastructure
Mining Authorisation
Current Mining Area
SV1 Shaft Pillar
Phase 1 Area
Phase 2 Area
Upper Elsburg Subcrop

MINERAL RESOURCES AND MINERAL RESERVES

at 31 December 2001

The Company's share in the defined Mineral Resources and Reserves at South Deep as at 31 December 2001[1] are summarised below. Note that the rounding-off of figures quoted in this section of the report may result in minor computational discrepancies.

MINERAL RESOURCES[2]

Measured and Indicated[3]

Category	Tons (000's)		Grade (g/t)		Contained oz (000's)	
	2001	2000	2001	2000	2001	2000
Measured	10 133	10 782	10.91	10.79	3 556	3 740
Indicated	137 150	137 150	10.09	10.09	44 502	44 502
Total	**147 284**	**147 932**	**10.15**	**10.14**	**48 057**	**48 242**

The Mineral Resource has been declared at a cut-off grade of 5g/t, and is reported inclusive of those Mineral Resources that have been upgraded to, and reported as, Mineral Reserves.

MINERAL RESOURCE BY AREA

Reef(s)	Measured Tons (000's)	Measured Grade (g/t)	Measured Contained oz	Indicated Tons (000's)	Indicated Grade (g/t)	Indicated Contained oz	Total Tons (000's)	Total Grade (g/t)	Total Contained oz
Ventersdorp Contact Reef									
SDNB – Phase 1	1 144	14.50	533 092	4 029	11.45	1 482 976	5 173	12.12	2 016 067
SDSB – Phase 2	0	0	0	6 059	10.69	2 082 239	6 059	10.69	2 082 239
	1 144	**14.50**	**533 092**	**10 088**	**10.99**	**3 565 215**	**11 231**	**11.35**	**4 098 307**
Upper Elsburgs									
SV1 Shaft	1 532	11.92	587 450	27 589	8.19	7 265 319	29 122	8.19	7 265 319
SDNB – Phase 2	7 457	10.16	2 435 273	28 229	10.53	9 522 822	35 686	10.45	11 988 095
SDSB – Phase 2	0	0	0	71 244	10.53	24 118 324	71 244	10.53	24 118 324
	8 990	**10.46**	**3 022 722**	**127 063**	**10.02**	**40 936 465**	**136 052**	**10.05**	**43 959 187**

SDNB and SDSB: South Deep North Block and South Deep South Block, respectively.

GRADE TONNAGE CURVES – COMPANY'S SHARE OF MINERAL RESOURCES

VCR


Tons (millions)
Grade (g/t)
14
13
12
11
10
9
8
7
6
15
14
13
12
11
10
9
8
0 1 2 3 4 5 6 7 8 9 10
Cut-off (g/t)

UPPER ELSBURGS


Tons (millions)
Grade (g/t)
700
600
500
400
300
200
100
0
18
16
14
12
10
8
6
4
2
0
0 1 2 3 4 5 6 7 8 9 10
Cut-off (g/t)

COMBINED REEFS


Tons (millions)
Grade (g/t)
700
600
500
400
300
200
100
0
18
16
14
12
10
8
6
4
2
0
0 1 2 3 4 5 6 7 8 9 10
Cut-off (g/t)

MINERAL RESERVES[4]

Proved and Probable[5]

Mineral Resource				Mineral Reserves			
Category	Tons (000's)	Grade (g/t)	Gold oz (000's)	Category	Tons (000's)	Grade (g/t)	Gold oz (000's)
Measured	10 133	10.91	3 556	Proved	6 968	8.20	1 838
Indicated	137 150	10.09	44 502	Probable	100 165	8.39	27 018
Total	**147 284**	**10.15**	**48 057**	**Total**	**107 132**	**8.38**	**28 856**

SUMMARY OF MINERAL RESERVES BY MINING METHOD

Category	Units	Bulk Stoping			Conventional Stoping	Destress Stoping	Total
		Long hole	Benching	Drift & Fill			
Proved	Tons (000's)	1 323	5 026	0	517	102	6 968
	Grade (g/t)	7.4	7.7	0.0	15.9	4.1	8.2
	Gold oz (000's)	316	1 244	0	264	13	1 838
Probable	Tons (000's)	24 723	45 263	9 057	12 382	8 739	100 165
	Grade (g/t)	7.5	8.0	8.7	10.7	9.2	8.4
	Gold oz (000's)	5 965	11 654	2 542	4 273	2 584	27 018
Total	**Tons (000's)**	**26 046**	**50 289**	**9 057**	**12 899**	**8 842**	**107 132**
	Grade (g/t)	**7.5**	**8.0**	**8.7**	**10.9**	**9.1**	**8.4**
	Gold oz (000's)	**6 281**	**12 899**	**2 542**	**4 537**	**2 598**	**28 856**

Note: The Mineral Reserves are quoted at a head grade.

PRODUCTION RESULTS

For the year ending 31 December 2001

	Tons Milled	Recovered Grade (g/t)	Recovered kg	Recovered oz
Western Areas Section	451 892	8.00	3 614	116 193
South Deep Section	222 742	7.64	1 702	54 707
Surface material	3 366	2.08	7	225
Work in progress	0	0	-16	-527
Total Mine	**678 000**	**7.85**	**5 307**	**170 598**

Note: The production results summarised above only relate to the company's 50% interest in South Deep.


DEVELOPMENT
(REEF AND WASTE METRES)
600
500
400
300
200
100
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec


AREA MINED
(SQUARE METRES)
25 000
20 000
15 000
10 000
5 000
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec


TONS MILLED
140 000
120 000
100 000
80 000
60 000
40 000
20 000
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec


GOLD PRODUCED
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

YEARLY DEVELOPMENT AND PRODUCTION RESULTS

1995 to 31 December 2001 (Total Mine)

Year	Area (m^2)	Tons milled	Production (kg)	Reef metres	Waste metres	Total metres
1995	213 863	1 609 578	12 442	3 169	3 018	6 186
1996	267 042	1 581 690	11 881	7 740	8 955	16 695
1997	233 440	1 262 736	10 223	5 629	11 705	17 333
1998	198 908	1 418 000	11 692	3 558	11 436	14 994
1999	185 508	1 369 000	10 531	2 730	6 622	9 352
2000	185 279	1 217 000	10 115	520	3 951	4 471
2001	182 347	1 356 000	10 645	231	4 485	4 716

Note: Total excludes South Deep Shaft Sinking Development.

NOTES TO THE MINERAL RESOURCES AND RESERVES TABLES

(1) The company's Mineral Resources and Reserves are calculated as at 31 December 2001 using appropriate cut-off grades associated with an average long-term gold price of US$300 per ounce. The calculations incorporate the current and/or expected mine plan and cost levels. The persons responsible for the Resource and Reserve calculations are shown under note 7.

(2) A **'Mineral Resource'** is a concentration of material of economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral Resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated and Measured Categories.

(3) An **'Indicated Mineral Resource'** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as underground workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource, but has a higher level of confidence than that applying to an Inferred Mineral Resource.

An Indicated Mineral Resource requires that the nature, quality, amount and distribution of data are such as to allow the Competent Person to confidently interpret the geological framework and to assume geological continuity of mineralisation. Confidence in the estimate is sufficient to allow the appropriate application of technical and economic parameters and to enable an evaluation of economic viability.

A **'Measured Mineral Resource'** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as underground workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity. A Measured Mineral Resource requires that the nature, quality, amount and distribution of data are such as to leave no reasonable doubt in the opinion of the Competent Person, that the tonnage and grade of the mineralisation can be estimated to within close limits and that any variation within these limits would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and the controls of the mineral deposit. Confidence in the estimate is sufficient to allow the appropriate application of technical and economic parameters and to enable an evaluation of economic viability with a high level of confidence.

(4) A **'Mineral Reserve'** is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserves. Mineral Reserves are those portions of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Competent Person making the estimates, can be the basis of a viable project after taking account of all relevant metallurgical, marketing, environmental, legal, social and governmental factors ('the modifying factors'). Mineral Reserves are reported as inclusive of marginally economic material and diluting material delivered for treatment or dispatched from the mine without treatment.

(5) A **'Probable Mineral Reserve'** is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

A **'Proved Mineral Reserve'** is the economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

(6) Economic assumptions and modifying factors:

- The cut-off grade varies from 4.61 to 9.33g/t depending on the mining method;
- Gold Price: US$300 per ounce;
- Exchange Rate (R:US$): 7.0;
- Paylimit: varies from 3.82 to 8.02g/t;
- Average Unpay applied: 20%;
- Average Grade of Unpay: 2.0g/t;
- Mine Call Factor: 100%;
- Plant Recovery: 97.5%

(7) The Competent Persons who have prepared, and are responsible for the Mineral Resource and Mineral Reserves, are Mr Deon van der Heever in the case of the former, and Mr Pierre Fourie in the case of the latter. They are both independent consultants and have the relevant geological and mining engineering backgrounds. They are furthermore registered members of recognised statutory organisations.

CORPORATE GOVERNANCE

CODE OF CORPORATE PRACTICES AND CONDUCT

The directors endorse the Code of Corporate Practices and Conduct set out in the King Report and the company has taken cognisance of the recommendations of the King II report on corporate governance and has where possible improved upon its internal structures. The directors are of the opinion that, in all material aspects, the company complies with the code.

The board supports the principles of openness, integrity and accountability and the provision of timeous, relevant and meaningful reporting to all stakeholders.

Fundamental to the fulfilment of corporate responsibilities and the achievement of financial objectives is an effective system of corporate governance. In accordance with the code, the board actively reviews and enhances the company's systems of control and governance on a continuous basis to ensure that the company's business is managed ethically and in conformity with accepted standards of best practice. These policies relate, inter alia, to the duties of the board, delegation of powers to board committees, responsibilities and levels of authority.

ANNUAL FINANCIAL STATEMENTS

The directors are required by the Companies Act to prepare annual financial statements which fairly present the state of affairs of the company at the end of the financial year and of the profit or loss for that year, in conformity with statements of South African Generally Accepted Accounting practice. The external auditors are responsible for carrying out an independent examination of the financial statements and reporting their findings thereon. The auditors' report is set out on page 25.

In preparing the annual financial statements, the company changed its accounting policy in respect of the recognition of income and expenditure relating to option premiums on financial instruments from the cash basis to the accrual basis, and has complied with statutory requirements and all applicable accounting standards. The directors are of the opinion that the annual financial statements fairly present the financial position of the company at 31 December 2001 and the results of the operations and cash flow information for the year then ended. The directors have a reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going-concern basis in preparing the annual financial statements.

ACCOUNTABILITY AND CONTROL

To enable the directors to meet their responsibilities, management sets standards and implements systems of internal control aimed at reducing the risk of error, fraud or loss in a cost effective manner. These controls include the proper delegation of responsibilities within a clearly defined framework, effective accounting procedures and adequate segregation of duties. The controls are monitored throughout the company, and all employees are required to maintain the highest ethical standards in ensuring that the company's business practices are conducted in a manner which in all reasonable circumstances is beyond reproach.

The company's internal audit function, established by the board, independently appraises the company's internal controls and reports its findings to the audit committee. In compliance with the recommendations of the King II committee, a majority of the audit committee comprises non-executive directors. The audit approach entails a thorough comprehension of the company's financial and accounting objectives, and analysis of the underlying systems and procedures. The audit plan is determined annually, based on the relative degrees of inherent risk of each function. The independence of internal audit has been achieved by outsourcing the function to the Management Assurances Services division of KPMG who report directly without interference to the audit committee. Effectiveness of the function is enabled by application of international and South African internal auditing standards.

The directors are of the opinion, based on the information and explanations given by management and the internal auditors, and on comments by the external auditors on the results of their audit, that the internal accounting controls are adequate, so that the financial records may be relied on for preparing the financial statements and maintaining accountability for assets and liabilities.

The directors believe that, in all material respects, assets are protected and used as intended with appropriate authorisation. Except as indicated in the Letter to Shareholders, nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of the controls, procedures and systems has occurred during the period under review.

BOARD AND COMMITTEE STRUCTURE

The board comprises majority non-executive directors, including the chairman, as recommended in the King II Report. The non-executive directors have a wide range of differing expertise, as well as significant financial commercial experience and other interests that enable them to bring an independent judgement to board deliberation and decisions. No executive directors have service contracts. All directors retire by rotation and offer themselves for re-election every three years. The executive committee, comprising non-executive, executive directors and senior managers meet weekly to monitor strategic objectives and policies through a structured approach to reporting on the basis of agreed performance criteria and for the detailed planning and implementation of such objectives. The audit committee is required to review the annual financial statements prior to approval by the board and exercises a quality review of the quarterly reports. A fundamental element of the board's system of monitoring and control includes the audit committee, whose chairman is a non-executive director. The audit committee meets at least four times each year with the company's internal and external auditors to review accounting, auditing, risk management, internal control and financial reporting matters. The internal and external auditors have unrestricted access to the audit committee. The remuneration committee, comprising majority non-executive directors, including its chairman, has the objective of recommending fair rewards for the directors and senior executives of the company.

All directors have access to the advice and services of the company secretary and, with the prior agreement of the chairman, are entitled to seek independent professional advice concerning the affairs of the company at its expense.

Composition of the board of directors and the three committees at the date of this report is given on the inside back cover.

ANNUAL FINANCIAL STATEMENTS

APPROVAL OF FINANCIAL STATEMENTS

The annual financial statements, which appear on pages 26 to 59, were approved by the board of directors on 28 June 2002 and are signed on its behalf.

R A R Kebble
Non-executive Chairman

J F Brownrigg
Managing Director

DECLARATION BY THE COMPANY SECRETARY IN TERMS OF SECTION 268(G)(d) OF THE COMPANIES ACT 1973, AS AMENDED

I declare that, to the best of my knowledge, the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act and that all such returns are true, correct and up to date in respect of the financial year reported upon.

P B Beale
Company Secretary

28 June 2002

REPORT OF THE INDEPENDENT AUDITORS

To the members of

WESTERN AREAS LIMITED

We have audited the annual financial statements and group annual financial statements of Western Areas Limited as set out on pages 26 to 59 for the year ended 31 December 2001. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with the standards issued by the International Accounting Standards Committee and the South African Institute of Chartered Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures included in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and group at 31 December 2001 and the results of its operations and cash flows for the year ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act.

KPMG Inc.

KPMG Inc.
Chartered Accountants (SA)

Johannesburg
28 June 2002

DIRECTORS' REPORT

The directors have pleasure in submitting their report, and the annual financial statements for the year ended 31 December 2001. A review of the business, operations and results are contained in the Letter to Shareholders, Operational Review and the Annual financial Statements.

GOING CONCERN

The financial statements have been prepared on the going concern basis, as the directors are satisfied that the company would be a going concern during the year ahead.

FINANCIAL RESULTS AND NATURE OF BUSINESS

The nature of the business is described on page 1 of this annual report with detail contained in the Description of Asset section on page 8.

The financial statements set out fully the financial results of the company and the group.

CORPORATE GOVERNANCE

Particulars relating to the internal controls and audit approach, embracing the role and function of the audit committee, are set out in the statement of corporate governance on page 21 to 23. The directors believe that the internal accounting controls are adequate to ensure:

- the reliability and integrity of financial and operating information;
- that systems are established to ensure compliance with policies, plans, procedures, laws and regulations;
- the safeguarding of the company's assets;
- economic, effective and efficient utilisation of resources; and
- the accomplishment of established objectives and goals for operations or programmes.

UNLOCKING VALUE

A thorough and lengthy review of the options for enhancing shareholder value in Western Areas, and its participation in South Deep, have been under consideration since the aborted JCI Group restructuring in 2000. The outcome of these deliberations narrowed the options down to two alternatives:

- the outright sale of Western Areas' 50% interest in South Deep; or
- gearing Western Areas' 50% interest in South Deep.

SALE OF THE ASSET

Selling the asset would have meant that Western Areas shareholders would lose their participation in the imminent exploitation of South Deep, particularly at a point in time when the lengthy development programme nears completion and the residual project risk is almost dissipated.

Although a number of mining companies did express interest in acquiring the Western Areas interest in South Deep, these offers did not match the Western Areas' executives determination of the value of the asset and consequently no deal materialised. Market speculation about Placer Dome's pre-emptive rights also served to dampen interest in any potential sale.

South Deep is the world's single largest unexploited gold reserve. Full commissioning of South Deep is now imminent and the Project is ready to take its place as a long-life, low-cost producer. Given these exceptional qualities of the asset, an outright sale at a potentially unsatisfactory price would have been shortsighted.

GEARING THE ASSET

The board therefore concluded that the correct route would be to gear the asset. Upon the satisfactory completion of the gearing, Western Areas would be able to pay a special dividend to shareholders. This would provide shareholders with a quality, long-life asset, funding for the capital expenditure needed for completion of the project, retention of participation in an asset with long-term earning prospects and a partial unlocking of value. Independent advisors conducted exhaustive analyses and their findings confirmed this as the better option.

DERIVATIVE INSTRUMENTS

After considering various alternatives, the board decided to proceed with gearing the asset via a long-dated Derivative Structure.

THE DERIVATIVE STRUCTURE

The Derivative Structure took effect during the last quarter of the 2001 financial year and expires in mid-2014. It comprises several elements, all of which combine to ensure that the funding objectives are achieved without Western Areas shareholders being required to inject further capital into the funding of South Deep to completion. The Derivative Structure has thus far raised US$104 million to ensure the asset profitability into the future.

The Derivative Structure was entered into with a consortium led by American International Group Inc., a large United States financial institution. Consideration is given to further syndicate the facility and raise additional funds, thus meeting all objectives envisaged at the outset of the derivative transaction.

ELEMENTS OF THE STRUCTURE

Western Areas bought put options for 53% of the gold production to protect the operation over the next 12.5 year period. At execution, the initial puts were struck at above market prices to fund capital development expenditure. This effectively results in 53% of production being protected for declines in the gold price for the 12.5 year period.

Western Areas sold call options, effectively capping 40% of the upside gold price participation over the next 12.5 years and has simultaneously bought call operations at the upper strike for 22% of the sold call options to regain upside participation.

This was partially funded by selling call options for 15% of the South Deep production struck at an even higher level.

The option premium for the sold options was received up front and payment for the bought options was deferred until maturity of the option.

The cash funds received in terms of the derivative transaction is subject to the requirements set out in the transaction agreements (refer note 18 to the annual financial statements).

The volume of gold committed to the derivative structure is thus conservative as only 40% of Western Areas' production flow is committed.

The Derivative Structure has released value immediately while appropriately gearing the asset.


DERIVATIVE STRUCTURE
Gold Price ($/oz)
500
450
400
350
300
250
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014
Bought Puts
Sold Calls
Bought Calls
Sold Calls

Shareholders are referred to pages 55 and 56 for a full tabulation of the Western Areas hedge book, and the company's current hedging policy.

SALE OF BARNEX (PRESTEA) LIMITED TO GOLDEN STAR RESOURCES LIMITED ("GSR")

Following protracted discussion, a Sale of Shares Agreement was concluded with the Canadian company, Golden Star Resources Limited, on 11 September 2001.

In accordance with the terms of the Agreement, Barnato Exploration Limited ("Barnex") effectively sold its interest in the Prestea Concession to Golden Star Resources Limited through the sale of its shareholding in Barnex (IOM) Limited. The consideration in the context of the sale was as follows:

- The allotment of 3 333 333 common shares in Golden Star Resources Limited, in addition to warrants to acquire an additional 1 333 333 common shares at an exercise price of US$0.70 within a period of three years from the Closing Date (11 September 2001). The common shares are listed on the Toronto Stock Exchange.

- The payment of a tiered gold royalty (quarterly in arrears) for the first one million ounces of gold produced from the Prestea Concession Area and the adjoining Golden Star owned Bogoso Mine (Bogoso Gold Limited), or any subsidiary or associated companies thereof. The gold royalty varies from the payment of US$6 per ounce at a quarterly average London PM fix of below US$260 per ounce to US$16.80 per ounce for a quarterly average London PM fix of US$340 per ounce or more. The first quarter, on which basis the royalty was calculated, commenced as of the Closing Date. Production under the royalty scheme is expected to average some 25 000 ounces per quarter.

- No value was placed on the gold royalty and the warrants referred to above.

Subsequent to year end, the 3 333 333 shares in GSR were disposed of for a net consideration of R51 million.

LOANS

The group advanced funds to JCI Gold Limited (JCI Gold) amounting to R464 million (including capitalised interest) at 31 December 2001.

Amounts owing by JCI Gold, Consolidated African Mines Limited and Free State Development and Investment Corporation to Western Areas Limited in respect of the aborted restructuring have been incorporated within the existing loan to JCI Gold, ensuring security over the amounts owing.

The repayment terms have been extended to 30 November 2002 and are currently under review.

The board of directors is satisfied as to the recoverability of the JCI Gold loan, which is secured.

The loan to Durban Roodepoort Deep, Limited amounting to R129.5 million at 31 December 2000 was repaid during December 2001. The consideration received consisted of R32.9 million cash and listed shares in Randgold & Exploration Company Limited, JCI Gold and Consolidated African Mines Limited.

Further details can be found on pages 46 and 47 in notes 14 and 15 to the annual financial statements.

PROVISION FOR POST-RETIREMENT MEDICAL BENEFITS

The South Deep Joint Venture has an obligation to provide post-retirement medical benefits to a number of South Deep pensioners. The obligation exists in terms of a defined benefit medical plan.

A provision was made for post-retirement medical benefits at 31 December 2001 of R20.1 million. This provision represents the company's portion of South Deep's contribution liability in respect of the pensioners and is determined by independent actuaries.

PROVISION FOR ENVIRONMENTAL REHABILITATION

The company's share of the gross estimated rehabilitation cost for the South Deep Mine is R24.2 million. Whilst the ultimate amount of rehabilitation costs is uncertain, a provision has been made for the present value of the company's liability amounting to R9.5 million.

SHARE INCENTIVE SCHEME

On 6 January 1999 shareholders approved a share incentive scheme, and the establishment of the Western Areas Share Incentive Trust. The Trust, in terms of its powers, subsequently borrowed funds from the company and had accumulated 0.9 million shares in the company by 31 December 2001. Details of the activities of the Share Incentive Scheme are provided (after deduction of options exercised) on page 50 in note 23 to the annual financial statements.

DIRECTORATE AND DIRECTORS' INTERESTS

The following changes have taken place in the company's directorate since 31 December 2000 and are as follows:

Appointed

V P Uren	1 January 2001
L G Njenje	17 January 2001
C H D Cornwall	26 February 2001
J Thomas (Alternate)	24 April 2001
S M Rasethaba	5 February 2002

Resigned

P G Marillier (Alternate)	25 January 2002
P R A Ferguson	28 February 2002
L G Njenje	30 April 2002

The directorate in office as at 27 June 2002 is:

R A R Kebble (Non-executive Chairman)
R B Kebble (C.E.O.)
V G Bray (Non-executive Director)
J F Brownrigg (Managing Director)
C H D Cornwall (Executive Director)
W A Nairn (Non-executive Director)
S M Rasethaba (Non-executive Director)
V P Uren (Non-executive director) (J Thomas Alternate)

The retiring directors are: V G Bray, R A R Kebble and S M Rasethaba, who are eligible and available for re-election.

MAJOR SHAREHOLDINGS

At 31 December 2001, the register of shareholders indicated block holdings of 5% or more in the share capital of the company as follows:

	2001 %	2000 %
SCMB Custody Accounts	**14.4**	34.4
Anglo South Africa Capital (Pty) Limited	**13.4**	13.3
JCI Gold Limited	**8.6**	8.6
Ferbros Nominees (Pty) Limited	**8.8**	7.8
First National Nominees (Pty) Limited	**6.0**	–

SHAREHOLDER SPREAD

	2001	2000
Public shareholders	**2 888**	4 052
Number of directors who hold shares	**5**	6
Non-public shareholders:		
Entities interested, directly or indirectly, in 10% or more	**2**	2
Total	**2 895**	4 060

The interests of all directors and alternate directors do not in the aggregate exceed 1% of the issued share capital or voting control of the company and were as follows:

Director	Direct	Indirect non-beneficial	Indirect beneficial	Shares acquired under the share option scheme	Total
R A R Kebble	–	120 000	–	–	120 000
R B Kebble	–	1 905 100	–	445 568	2 350 668
V G Bray	–	–	–	–	–
J F Brownrigg	–	100	1 000	445 568	446 668
C H D Cornwall	–	–	–	–	–
W A Nairn	812	–	–	–	812
S M Rasethaba	–	–	–	–	–
V P Uren	–	–	–	–	–
P R A Ferguson	–	100	–	–	100
L G Njenje	–	100	–	–	100
J Thomas (alternate)	–	–	–	–	–

Other than the Share Incentive Scheme, there were no arrangements, to which the company was a party at the end of the financial year, which would enable the directors, or their families, to acquire benefits by means of the acquisition of shares in the company.

There were no contracts of any significance, during or at the end of the financial year, in which any directors or alternate directors were materially interested.

In addition, no service contracts exist between the company and any of its directors or alternate directors.

ADOPTION OF NEW ARTICLES OF ASSOCIATION

The company's existing Articles of Association were adopted on 23 January 1998. The directors propose that new Articles of Association be considered for adoption. The new articles will enable the company to make use of certain dispensations and/or cause the company to comply with certain changes to the Companies Act and the JSE Securities Exchange South Africa Listings Requirements.

ADMINISTRATION

The following changes have taken place in the company's administration since 31 December 2001:

- G W Poole resigned as secretary of the company on 5 February 2002 and P B Beale was appointed secretary of the company on the same date;
- Corpcapital Corporate Finance was appointed sponsor to the company on 24 April 2002; and
- Mercantile Registrars Limited changed their name to Computershare Investor Services Limited with effect from 1 April 2002 and have remained as the company's South African Registrars.

AUDITORS

KPMG Inc. will continue in office in accordance with Section 270(2) of the Companies Act, 1973.

STRATE

The company issued a letter to shareholders dated 30 September 2001 containing details of the dematerialisation process and the procedure for converting certificated shares to uncertificated shares in terms of STRATE (Share TRAnsactions Totally Electronic) system of electronic settlement.

The company's transfer to this STRATE dematerialisation system occurred on 19 November 2001. Shareholders are requested to note that, following the transfer to STRATE, the company's share certificates are no longer good for delivery and dematerialisation of the company's share certificates is now a prerequisite to dealing in its shares.

LISTINGS

The abbreviated name under which the company is listed on the JSE Securities Exchange South Africa ("JSE") is "Wes-Areas" and the company's JSE Clearing House Code is "WAR".

EMOLUMENTS

The table below provides an analysis of emoluments paid to executive and non-executive directors of the company and it's subsidiaries.

	Consultancy fees R	Salary and benefits R	Bonuses R	Pension scheme benefits R	Other fees – subsidiary companies R	Total emoluments R
Non-executive directors						
W L Nkuhlu	–	–	500 000	–	–	500 000
P R A Ferguson	1 020 000	–	100 000	–	–	1 120 000
L G Njenje	420 000	–	120 000	–	–	540 000
R A R Kebble	900 000	–	250 000	–	–	1 150 000
W A Nairn	–	–	–	–	–	–
V P Uren	–	–	–	–	–	–
J Thomas (alternate)	–	–	–	–	–	–
V G Bray	960 000	–	250 000	–	–	1 210 000
Executive directors						
R B Kebble	3 940 508	–	400 000	–	–	4 340 508
J F Brownrigg	–	2 284 909	400 000	407 700	326 800	3 419 409
C H D Cornwall	2 651 225	–	250 000	–	–	2 901 225
	9 891 733	2 284 909	2 270 000	407 700	326 800	15 181 142

ACCOUNTING POLICIES

The financial statements are prepared on the historical cost basis in accordance with statements of South African Generally Accepted Accounting Practice. The group's accounting policies set out below are consistent with those of the previous years except for the change in accounting policy for hedging. The effect of this change is set out in note 29.

CONSOLIDATION

The company financial statements incorporate the assets, liabilities and results of the operations of the company and its proportionate interest in the South Deep joint venture. The group financial statements incorporate the assets, liabilities and results of the operations of the company and its subsidiary.

INVESTMENT IN SUBSIDIARY

The results of the subsidiary acquired are included from the date of acquisition. The minority interest in the consolidated equity and in the consolidated results are shown separately. The excess of the purchase price paid by the group compared to the book value of the net assets acquired is attributed to the mineral property interests of the underlying company and is amortised in terms of the group accounting policies.

All intergroup transactions and balances are eliminated on consolidation. Unearned profits that arise between group entities are eliminated.

INVESTMENT IN JOINT VENTURE

A joint venture is an enterprise over which the group exercises joint control and is governed by a contractual agreement.

The joint venture is proportionally consolidated, whereby the company's share of the joint venture's assets, liabilities, income, expenses and cash flows are combined with similar items, on a line by line basis, in the company's and group's financial statements. A proportionate share of the intergroup transactions and balances are eliminated on consolidation.

MINING ASSETS

Mining assets are recorded at cost of acquisition less accumulated amortisation and amounts written off. Borrowing costs incurred in respect of assets which require a substantial period of time to prepare for their intended use are capitalised to the date the assets are substantially complete.

MINE DEVELOPMENT COSTS

Capitalised mine development costs include expenditure incurred to develop new ore bodies, to define further mineralisation in existing ore bodies and to expand the capacity of the mine. Amortisation is first charged on new mining ventures from the date on which production reaches commercial quantities. Mine development costs are amortised using the unit-of-production method based on estimated mineable ore reserves. Reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.

MINE INFRASTRUCTURE

Plant and equipment

Plant and equipment are amortised using the lesser of their useful lives or the unit-of-production method based on the mineable ore reserves.

Other

Properties, buildings, vehicles and computer equipment are amortised using varying rates, on the straight-line basis over their expected useful lives, to estimated residual values.

LAND

Land is not depreciated.

MINERAL RIGHTS AND EXPLORATION COSTS

Mineral rights are amortised using the unit-of-production method based on estimated mineable ore reserves. When there is little likelihood of a mineral right being exploited, or the value of an exploited mineral right has diminished below cost, an impairment write-down is effected.

The cost of exploration programmes not anticipated to result in additions to the group's resources are expensed when incurred.

INVESTMENTS

Investments are stated at the lower of cost or market value except where, in the opinion of the directors, a reduction in market value is of a temporary nature.

INVENTORIES

Inventories are stated at the lower of cost or net realisable value after appropriate provision for redundant and slow moving items. Cost is determined on the following basis:

- Gold-in-progress (accounted for from the shaft bins) and ore in stock piles are valued at the average production cost at the relevant stage of production; and
- Consumable stores are valued at average cost.

PROVISIONS

Provisions are recognised when the group has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

POST-RETIREMENT BENEFITS

Defined contribution plans

Pension and provident funds

Contributions to defined contribution plans in respect of services during a reporting period are recognised as an expense in that period.

Defined benefit plans

Post-retirement medical obligations

The post-retirement medical obligations are recognised as an expense systematically over the expected remaining service period of employees. Independent actuarial valuations are conducted every three years. Experience adjustments, the effect of changes in actuarial assumptions and the effect of plan amendments in respect of existing employees are recognised as an expense or income systematically over the expected remaining service period of those employees. Adjustments in respect of retired employees are recognised immediately as an expense.

ENVIRONMENTAL EXPENDITURE

Estimated long-term environmental obligations are based on the Group's environmental management plans in compliance with current technology, environmental and regulatory requirements.

A provision is raised for the present value of environmental damage incurred on the initial set up of an asset and other long-term capital projects. These estimates are reviewed annually and discounted using a pre-tax rate that reflects current market assessments of the time value of money. The unwinding of discount over time is charged to net interest received.

Expenditure on ongoing rehabilitation is expensed when incurred.

REVENUE RECOGNITION

The sale of mining product is recognised when the significant risks and rewards of ownership of the product are transferred to the buyer.

Dividends are recognised when the right to receive payment is established.

Interest is recognised on a time proportion basis, taking into account the principal invested and the effective rate over the period to maturity, when it is determined that such income will accrue to the group.

DEFERRED TAXATION

Deferred taxation is provided on the comprehensive basis, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying value for financial reporting purposes.

For deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and future taxable profit will be available against which such temporary differences can be utilised.

HEDGING

Derivative instruments are accounted for on a cost basis. Gains and losses on gold hedging instruments that effectively establish prices for future production are recognised in revenue when the related production is delivered.

During the year the company changed its accounting policy in respect of the recognition of income and expenditure relating to option premiums on financial instruments from the cash basis to the accrual basis (refer note 29).

Option premiums paid and received (including premiums on which the payment is deferred to future periods) are brought to account at cost on the date of entering into the options. These amounts are amortised and recognised in income over the maturities of the respective option contracts on a straight-line basis.

Options on which payment of the premiums have been deferred are brought to account at their present value. Changes to the present value of the premiums payable are recognised in income in the period in which they occur.

If a derivative instrument is sold, bought back, extinguished or terminated prior to the value date of the derivative instrument, gains or losses are recognised at the time of the restructuring when the financial consequence is known, rather than deferring the gain or loss to the value date originally designated in the hedge.

FOREIGN CURRENCY

Foreign currency transactions are recorded at the exchange rate ruling on the transaction date. Monetary assets and liabilities designated in foreign currencies are translated at rates of exchange ruling at the year end and any gains and losses arising are included in earnings.

PROFIT AND LOSS STATEMENTS

	Note	Group 2001 Rm	Group Restated 2000 Rm	Company 2001 Rm	Company Restated 2000 Rm
Gold revenue	1	**428.0**	329.1	**428.0**	329.1
Costs and other expenses	2	**(350.0)**	(264.4)	**(345.2)**	(255.1)
Operating profit from gold		**78.0**	64.7	**82.8**	74.0
Net interest received	3	**88.7**	143.1	**84.0**	131.2
Other income		**29.3**	5.7	**4.1**	3.7
Administration and other expenditure		**(52.3)**	(54.3)	**(51.2)**	(50.5)
Operating profit before derivative transactions		**143.7**	159.2	**119.7**	158.4
Net amortised premiums on put and call options		**(24.2)**	(8.5)	**(24.2)**	(8.5)
Exchange (loss)/gain		**(28.4)**	14.0	**(28.1)**	14.0
Profit before non-recurring costs		**91.1**	164.7	**67.4**	163.9
Non-recurring costs	4	**(37.4)**	(22.7)	**(34.3)**	(22.7)
Profit before taxation	5	**53.7**	142.0	**33.1**	141.2
Taxation	7	**(18.4)**	(51.8)	**(17.8)**	(50.6)
Normal		**(8.4)**	(48.2)	**(7.8)**	(47.0)
Deferred		**(10.0)**	(3.6)	**(10.0)**	(3.6)
Minority interest in (profit)/loss		**(2.3)**	0.4		
Profit for the year		**33.0**	90.6	**15.3**	90.6
Earnings per share (cents)	25	**31**	86		
Headline earnings per share (cents)	25	**34**	95		
Average number of shares in issue (millions)		**105.4**	105.4		

BALANCE SHEETS

	Note	Group 2001 Rm	Group Restated 2000 Rm	Company 2001 Rm	Company Restated 2000 Rm
Assets					
Non-current assets					
Mining assets	8	**2 608.4**	2 272.9	**2 523.1**	2 186.9
Investment in subsidiary	9			**125.7**	125.3
Listed investments	10	**133.5**	–	**116.4**	–
Deferred option premium expense	11	**1 563.8**	95.4	**1 563.8**	95.4
Loan to Randfontein Estates Limited	12	**19.5**	19.5	**–**	–
Other long-term assets	13	**24.8**	44.3	**24.8**	44.3
		4 350.0	2 432.1	**4 353.8**	2 451.9
Current assets					
Loan to JCI Gold Limited	14	**464.0**	287.2	**438.5**	287.2
Loan to Durban Roodepoort Deep, Limited	15	**–**	129.5	**–**	129.5
Inventories	16	**10.3**	13.6	**10.3**	9.4
Trade and other receivables	17	**63.8**	24.2	**63.8**	25.4
Cash and cash equivalents	18	**1 104.1**	284.3	**1 089.2**	243.5
		1 642.2	738.8	**1 601.8**	695.0
Total assets		**5 992.2**	3 170.9	**5 955.6**	3 146.9
Equity and liabilities					
Capital and reserves					
Shareholders' equity		**2 555.9**	2 522.9	**2 538.2**	2 522.9
Minority interest		**18.6**	17.4		
		2 574.5	2 540.3	**2 538.2**	2 522.9
Non-current liabilities					
Provision for post-retirement medical benefits	19.1	**20.1**	14.6	**20.1**	14.6
Provision for environmental rehabilitation	20	**9.5**	3.7	**9.5**	3.7
Option premium payable	21	**1 588.0**	–	**1 588.0**	–
Deferred option premium income	11	**1 330.8**	152.8	**1 330.8**	152.8
Deferred taxation	22	**381.3**	371.3	**381.3**	371.3
		3 329.7	542.4	**3 329.7**	542.4
Current liabilities					
Trade payables		**88.0**	88.2	**87.7**	81.6
Total equity and liabilities		**5 992.2**	3 170.9	**5 955.6**	3 146.9

CASH FLOW STATEMENTS

	Note	Group 2001 Rm	Group Restated 2000 Rm	Company 2001 Rm	Company Restated 2000 Rm
Cash flow from operating activities					
Cash from operations	24.1	**159.1**	(37.7)	**162.4**	(30.9)
Interest received	24.2	**13.0**	55.4	**10.8**	85.3
Interest paid		**(3.5)**	(11.7)	**(3.5)**	(13.1)
Dividends received		**0.4**	0.4	**0.4**	0.4
Taxation paid	24.3	**(83.7)**	(7.4)	**(81.9)**	(7.4)
		85.3	(1.0)	**88.2**	34.3
Cash flow from investing activities					
Additions to mining assets		**(391.4)**	(263.7)	**(391.4)**	(263.7)
Proceeds on disposal of mining assets		**3.8**	15.8	**3.8**	15.8
(Increase)/decrease in investment in subsidiary		**–**	–	**(0.4)**	272.4
Net decrease in other long-term assets		**20.5**	21.8	**20.9**	21.8
Repayment of loan by JCI Gold Limited (refer note 14)		**11.7**	–	**11.7**	–
Advances to JCI Gold Limited/Durban Roodepoort Deep, Limited		**(94.0)**	(53.4)	**(71.0)**	(53.4)
Repayment of loan by Durban Roodepoort Deep, Limited (refer note 15)		**32.9**	–	**32.9**	–
Repayment of loan by Randgold Resources Limited to Barnato Exploration Limited		**–**	347.4		
		(416.5)	67.9	**(393.5)**	(7.1)
Cash flow from financing activities					
Cash distribution		**–**	(606.0)	**–**	(606.0)
Decrease in long-term loans		**–**	(60.2)	**–**	(60.2)
Option premiums received		**1 242.4**	–	**1 242.4**	–
Option premiums paid		**(91.4)**	–	**(91.4)**	–
		1 151.0	(666.2)	**1 151.0**	(666.2)
Net increase/(decrease) in cash and cash equivalents		**819.8**	(599.3)	**845.7**	(639.0)
At beginning of year		**284.3**	883.6	**243.5**	882.5
At end of year		**1 104.1**	284.3	**1 089.2**	243.5

STATEMENTS OF CHANGE IN SHAREHOLDERS' EQUITY

Group	Number of ordinary shares authorised and issued Millions	Share capital Rm	Share premium Rm	Retained earnings Rm	**Total Rm**
Balance previously stated at 31 December 1999	105.4	105.4	2 387.2	(23.3)	2 469.3
Change in accounting policy (refer note 29)				(37.0)	(37.0)
Restated balance at 31 December 1999	105.4	105.4	2 387.2	(60.3)	2 432.3
Attributable profit for the year				84.6	84.6
Change in accounting policy (refer note 29)				6.0	6.0
Restated balance at 31 December 2000	105.4	105.4	2 387.2	30.3	2 522.9
Attributable profit for the year				33.0	33.0
Balance at 31 December 2001	**105.4**	**105.4**	**2 387.2**	**63.3**	**2 555.9**
Company					
Balance previously stated at 31 December 1999	105.4	105.4	2 387.2	(23.3)	2 469.3
Change in accounting policy (refer note 29)				(37.0)	(37.0)
Restated balance at 31 December 1999	105.4	105.4	2 387.2	(60.3)	2 432.3
Attributable profit for the year				84.6	84.6
Chance in accounting policy (refer note 29)				6.0	6.0
Restated balance at 31 December 2000	105.4	105.4	2 387.2	30.3	2 522.9
Attributable profit for the year				15.3	15.3
Balance at 31 December 2001	**105.4**	**105.4**	**2 387.2**	**45.6**	**2 538.2**

		Group		Company	
		2001	Restated 2000	**2001**	Restated 2000
		Rm	Rm	**Rm**	Rm
1.	**Gold revenue**				
	Gold sales at spot	**404.8**	317.8	**404.8**	317.8
	Gold first charge	**9.4**	5.6	**9.4**	5.6
	Net hedging gains	**13.8**	5.7	**13.8**	5.7
		428.0	329.1	**428.0**	329.1
	Gold first charge is an additional 0.875% proportion of gold production of the South Deep mine over and above the company's 50% share in terms of the joint venture agreement with Placer Dome SA Limited.				
2.	**Costs and other expenses**				
	Amortisation of mining assets	**(55.6)**	(39.8)	**(55.6)**	(39.8)
	Other	**2.6**	(1.3)	**2.6**	(1.3)
	Non-cash costs	**(53.0)**	(41.1)	**(53.0)**	(41.1)
	Production costs	**(292.2)**	(214.0)	**(292.2)**	(214.0)
	Subsidiary operating loss, mine closure and other expenses	**(4.8)**	(9.3)	**–**	–
		(350.0)	(264.4)	**(345.2)**	(255.1)
3.	**Net interest received**				
	Interest received	**92.5**	154.8	**87.8**	144.3
	Interest paid	**(3.5)**	(11.7)	**(3.5)**	(13.1)
	Unwinding of discount on rehabilitation provision	**(0.3)**	–	**(0.3)**	–
		88.7	143.1	**84.0**	131.2
4.	**Non-recurring costs**				
	Joint venture restructuring costs	**8.3**	5.0	**8.3**	5.0
	Corporate restructuring costs	**23.6**	17.7	**20.5**	17.7
	Provision for post-retirement medical benefits	**5.5**	–	**5.5**	–
		37.4	22.7	**34.3**	22.7
5.	**Profit before taxation**				
	is arrived at after taking account of:				
	Auditors' remuneration	**(0.9)**	(1.0)	**(0.9)**	(1.0)
	– audit fees	**(0.6)**	(0.4)	**(0.6)**	(0.4)
	– other services	**(0.3)**	(0.6)	**(0.3)**	(0.6)
	Amortisation	**(57.1)**	(41.4)	**(57.1)**	(41.4)
	– mining assets	**(55.6)**	(39.8)	**(55.6)**	(39.8)
	– corporate assets	**(1.5)**	(1.6)	**(1.5)**	(1.6)
	Profit on disposal of mining assets	**0.5**	0.8	**0.5**	0.8
	Profit on disposal of other long-term assets	**1.4**	2.1	**1.4**	2.1
	Profit on disposal of subsidiary	**20.1**	–	**–**	–
	Office rental	**1.2**	2.3	**1.2**	2.3
	Royalty received	**3.1**	–	**–**	–
	Dividends received	**0.4**	0.4	**0.4**	0.4

	Group		Company	
	2001 Rm	Restated 2000 Rm	**2001 Rm**	Restated 2000 Rm
6. Directors' emoluments				
Executive directors	**10.6**	13.6	**10.3**	13.6
– Salaries	**3.0**	2.1	**2.7**	2.1
– Bonuses	**1.0**	–	**1.0**	–
– Consultancy fees	**6.6**	11.5	**6.6**	11.5
Non-executive directors	**4.6**	2.1	**4.6**	2.1
– Fees as directors	**–**	2.1	**–**	2.1
– Bonuses	**1.3**	–	**1.3**	–
– Consultancy fees	**3.3**	–	**3.3**	–
	15.2	15.7	**14.9**	15.7

7. Taxation

South African normal taxation

	Group 2001 Rm	Group Restated 2000 Rm	Company 2001 Rm	Company Restated 2000 Rm
Current taxation				
– non-mining	**8.4**	51.8	**7.8**	50.6
– prior year adjustment	**–**	(3.6)	**–**	(3.6)
Deferred taxation				
– mining	**10.0**	8.7	**10.0**	8.7
– prior year adjustment	**–**	(5.1)	**–**	(5.1)
	18.4	51.8	**17.8**	50.6

Mining tax on mining income is determined on a formula which takes into account the net revenue and capital expenditure from mining operations during the year. No mining tax was payable in the year under review as the company has an estimated unredeemed capital expenditure balance of R495.7 million (2000: R300.0 million).

The mining tax rate is determined by the following formula:

$Y=46-230/x$

where y is the calculated percentage tax rate and x is the ratio of taxable income from mining to total revenue from mining expressed as a percentage.

Non-mining taxable income, which consists primarily of net interest received, is taxed at the standard rate of 38% (2000: 38%).

The company elected in 1993, in terms of Section 64B of the Income Tax Act, to be exempt from the payment of secondary tax on companies.

Tax rate reconciliation:

	Group		Company	
	2001 %	Restated 2000 %	**2001 %**	Restated 2000 %
Statutory tax rate	**38.0**	38.0	**38.0**	38.0
Adjustment to mining and subsidiary tax rate	**2.9**	0.3	**5.3**	0.5
Prior year adjustment	**–**	(5.5)	**–**	(5.5)
Tax loss utilised	**–**	(1.9)	**–**	–
Non-taxable income	**(19.0)**	(1.3)	**(2.0)**	(0.7)
Disallowable expenditure	**12.3**	6.9	**12.3**	3.6
Effective tax rate	**34.2**	36.5	**53.6**	35.9

	Group		Company	
	2001	Restated 2000	**2001**	Restated 2000
	Rm	Rm	**Rm**	Rm
8. Mining assets				
Mining property, plant and equipment comprise expenditure on mine development costs, infrastructure and mineral rights less recoupments.				
Cost				
Opening balance	**2 490.8**	2 244.2	**2 404.8**	2 157.7
Additions	**391.4**	263.7	**391.4**	263.7
Mineral rights acquired	**–**	4.3	**–**	4.3
Decommissioning asset raised	**5.5**	–	**5.5**	–
Disposals	**(4.6)**	(20.9)	**(4.6)**	(20.9)
Write down of assets	**(1.0)**	(0.5)	**(0.3)**	–
Closing balance	**2 882.1**	2 490.8	**2 796.8**	2 404.8
Accumulated amortisation				
Opening balance	**(217.9)**	(182.4)	**(217.9)**	(182.4)
Charge for the year	**(57.1)**	(41.4)	**(57.1)**	(41.4)
Disposals	**1.3**	5.9	**1.3**	5.9
Closing balance	**(273.7)**	(217.9)	**(273.7)**	(217.9)
Net book value	**2 608.4**	2 272.9	**2 523.1**	2 186.9
9. Investment in subsidiary				
Shares at cost			**321.8**	321.4
Equity accounted loss			**(25.0)**	(25.0)
Provision for post acquisition losses of subsidiary				
– current year			**–**	(2.7)
– previous years			**(171.1)**	(168.4)
			125.7	125.3
The company holds an 88.5% (2000: 87.8%) interest in the issued share capital of Barnato Exploration Limited.				
10. Listed investments				
At cost				
Randgold & Exploration Company Limited	**61.5**	–	**61.5**	–
JCI Gold Limited	**47.3**	–	**47.3**	–
Consolidated African Mines Limited	**7.6**	–	**7.6**	–
Golden Star Resources Limited	**17.1**	–	**–**	–
	133.5	–	**116.4**	–
At market value				
Randgold & Exploration Company Limited	**76.9**	–	**76.9**	–
JCI Gold Limited	**50.1**	–	**50.1**	–
Consolidated African Mines Limited	**7.7**	–	**7.7**	–
Golden Star Resources Limited	**23.2**	–	**–**	–
	157.9	–	**134.7**	–

The listed investments in Randgold & Exploration Company Limited, JCI Gold Limited and Consolidated African Mines Limited were acquired in lieu of a portion of the loan owing by Durban Roodepoort Deep, Limited (refer note 15). The investment in Golden Star Resources Limited was acquired by Barnato Exploration Limited as partial settlement for the sale of its effective holding in Barnex (IOM) Limited (refere note 24.4).

11. Deferred option premium expense/(income)

The timing of the amortisation is reflected below:

2001	2002 Rm	2002-2003 Rm	2006 onwards Rm	**Group and Company Rm**
Deferred option premium expense	390.2	706.4	467.2	**1 563.8**
Deferred option premium income	(256.9)	(565.8)	(508.1)	**(1 330.8)**
Net	133.3	140.6	(40.9)	**233.0**
2000				
Deferred option premium expense	35.0	59.0	1.4	95.4
Deferred option premium income	(46.0)	(85.2)	(21.6)	(152.8)
Net	(11.0)	(26.2)	(20.2)	(57.4)

	Group		**Company**	
	2001 Rm	Restated 2000 Rm	**2001 Rm**	Restated 2000 Rm
12. Loan to Randfontein Estates Limited				
Loan advanced	**52.9**	52.9	–	–
Less provision for exploration expenditure	**(33.4)**	(33.4)	–	–
	19.5	19.5	–	–

The amount owing by Randfontein Estates Limited ("Randfontein") to Barnato Exploration Limited ("Barnex"), a subsidiary of the company, represents a loan to meet its exploration and mineral rights costs from 1 July 1988, in terms of the prospecting agreement between Randfontein Estates Limited, Barnex and JCI Limited.

The loan is interest free and will only be repayable to Barnex when Randfontein ceases all exploration, current and future mining activities or upon Randfontein's liquidation and will be paid out of the net proceeds, if any, on the sale of Randfontein's remaining exploration and mineral right assets relating to the off-lease participation rights.

As a result of Barnex providing loans to Randfontein to enable the latter to meet its funding commitments toward its off-lease participation rights, Barnex will be entitled to 80% of the benefits arising from Randfontein's participation in the prospects included in the abovementioned prospecting agreement.

		Group		Company	
			Restated		Restated
		2001	2000	**2001**	2000
		Rm	Rm	**Rm**	Rm
13. Other long-term assets					
	Note				
Unlisted investments in industry service organisations		**1.6**	2.2	**1.6**	2.2
Investment in environmental trust fund	(a)	**3.4**	2.4	**3.4**	2.4
Loan to share incentive trust	(b)	**19.8**	39.7	**19.8**	39.7
		24.8	44.3	**24.8**	44.3

Notes

(a) The environmental trust fund is an irrevocable trust under the joint control of the company and its joint venture partner. The monies are invested primarily in interest bearing-securities.

(b) Security for the loan comprises shares held in trust on behalf of employees.

	Group		Company	
		Restated		Restated
	2001	2000	**2001**	2000
	Rm	Rm	**Rm**	Rm
14. Loan to JCI Gold Limited				
Balance at 31 December 2000	**287.2**	245.6	**287.2**	245.6
JCI group restructuring costs transferred from receivables	**35.7**	3.0	**35.7**	3.0
Advances	**94.0**	14.4	**71.0**	14.4
Repayments	**(11.7)**	(19.3)	**(11.7)**	(19.3)
Interest capitalised	**58.8**	43.5	**56.3**	43.5
Balance at 31 December 2001	**464.0**	287.2	**438.5**	287.2

The loan bears interest at 1.5% above the South African prime rate since 1 July 2000 on the main loan of R391.4 million (including interest capitalised) and interest at the South African prime rate in respect of the restructuring fees capitalised of R44.4 million (including interest capitalised). The repayment term of the loan has been extended to 30 November 2002.

The loan from Barnex to JCI Gold amounting to R25.5 million (including interest capitalised) bears interest at 1.0% above the South African prime rate on an advance of R20.0 million and an interest margin of 1.5% on R3.0 million advanced since 30 September 2001. The company has agreed an extension in respect of the repayment of the loan from 30 September 2001 to 30 November 2002.

The loan from the company to JCI Gold is secured by a reversionary cession over 24.9 million shares in Western Areas Limited held by JCI Gold. These shares are pledged to The Standard Bank of South Africa Limited as security for amounts owed to them by JCI Gold, currently R50.0 million.

The loan from Barnex to JCI Gold is secured by a pledge of 0.8 million Western Areas Limited shares held by JCI Gold.

	Group		Company	
		Restated		Restated
	2001	2000	**2001**	2000
	Rm	Rm	**Rm**	Rm
15. Loan to Durban Roodepoort Deep, Limited	**–**	129.5	**–**	129.5

The loan was repaid during the year by means of a cash consideration of R32.9 million and listed shares in Randgold & Exploration Company Limited (7.2 million shares), JCI Gold Limited (6.3 million shares) and Consolidated African Mines Limited (16.1 million shares).

	Group		Company	
		Restated		Restated
	2001	2000	**2001**	2000
	Rm	Rm	**Rm**	Rm
16. Inventories				
At cost				
– Gold in process	**5.7**	3.2	**5.7**	3.2
– Consumable stores	**4.6**	10.4	**4.6**	6.2
	10.3	13.6	**10.3**	9.4
17. Trade and other receivables				
Trade and other	**38.6**	39.5	**38.6**	39.5
Tax refundable/(payable)	**18.1**	(57.2)	**18.1**	(56.0)
Recoverable corporate restructuring costs	**7.1**	41.9	**7.1**	41.9
	63.8	24.2	**63.8**	25.4
18. Cash and cash equivalents				
Cash on hand, balances with banks and deposits on call	**43.8**	284.3	**28.9**	243.5
Escrow and CFC accounts (denominated in US Dollars)	**1 060.3**	–	**1 060.3**	–
	1 104.1	284.3	**1 089.2**	243.5

The funds in the Escrow and CFC accounts relate to various accounts opened for purposes of managing cash in terms of the derivative transaction. These funds are subject to the requirements set out in the transaction agreements. The release of these funds is subject to the authorisation of the parties to the derivative transaction, i.e. ensuring the funding of the company's share of the development of the South Deep joint venture and the satisfactory restructuring of the company's old hedge book.

	Group		Company	
		Restated		Restated
	2001	2000	**2001**	2000
	Rm	Rm	**Rm**	Rm
19. Post-retirement medical benefits				
19.1 Provision for post-retirement medical benefits				
Balance at 31 December 2000	**14.6**	13.6	**14.6**	13.6
Charged to profit and loss statement	**5.5**	1.0	**5.5**	1.0
Balance at 31 December 2001	**20.1**	14.6	**20.1**	14.6

The company has a proportionate unfunded obligation to provide post-retirement medical benefits to certain of the South Deep joint venture current pensioners in terms of a defined benefit plan.

Independent actuaries determine the accumulated post-retirement medical obligation. Evaluations are done at intervals of not more than three years using the projected benefit method. The last evaluation was done on 1 December 2001.

19.2 Pension and provident schemes

The company participates in a number of industry-based retirement plans for the benefit of its employees. All plans are defined contribution plans and are governed by the Pension Funds Act of 1956.

All employees participate in a retirement plan.

	Group		Company	
		Restated		Restated
	2001	2000	**2001**	2000
	Rm	Rm	**Rm**	Rm
20. Provision for environmental rehabilitation				
Balance at 31 December 2000	**3.7**	3.3	**3.7**	3.3
Decommissioning asset raised	**5.5**	–	**5.5**	–
Charged to profit and loss statements	–	0.4	–	0.4
Unwinding of discount	**0.3**	–	**0.3**	–
Balance at 31 December 2001	**9.5**	3.7	**9.5**	3.7

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the company's share of the gross estimated rehabilitation cost for the South Deep mine is R24.2 million (2000: R11.0 million). The present value of this liability is discounted at 5%. The discount rate represents an interest rate of 11% as represented by the current market yield on quality corporate bonds, adjusted for inflation, estimated at 6% per annum.

No provision has been made for environmental rehabilitation for the company's subsidiary, Barnato Exploration Limited ("Barnex"). All liabilities associated with historical environmental damage incurred prior to Barnex's involvement in Prestea remains with the State of Ghana. In terms of the sale agreement concluded, Barnex was indemnified from any further environmental claims with regard to Prestea by the Ghanaian government.

21. Option premium payable

Premiums on options bought, amounting to US$250 million, have been deferred and are payable between January 2003 and June 2014. The liability is reflected in the balance sheet at its current estimated settlement value and changes to the settlement value will be recognised in income in future periods. The settlement value represents the discounted value of future premiums at prevailing market rates. The timing of these payments are reflected below:

	2002 Rm	2003-2005 Rm	2006 onwards Rm	Group and Company 2001 Rm	Group and Company 2000 Rm
Nominal value of option premiums payable	–	479.2	2 515.8	**2 995.0**	–
Present value of option premiums payable	–	381.6	1 206.4	**1 588.0**	–

As the first option premium is only payable at 31 January 2003, there is no short-term liability.

	Group 2001 Rm	Group Restated 2000 Rm	Company 2001 Rm	Company Restated 2000 Rm
22. Deferred taxation				
Balance at 31 December 2000	**371.3**	367.7	**371.3**	367.7
Temporary differences	**10.0**	8.7	**10.0**	8.7
Prior year adjustment	**–**	(5.1)	**–**	(5.1)
Balance at 31 December 2001	**381.3**	371.3	**381.3**	371.3
Deferred mining tax liabilities and assets are made up as follows:				
Deferred mining tax liabilities				
Depreciation and amortisation, net of cumulative unutilised capital allowances	**481.5**	421.3	**481.5**	421.3
Deferred mining tax assets				
Provisions	**(23.5)**	(23.6)	**(23.5)**	(23.6)
Option premiums	**(76.7)**	(26.4)	**(76.7)**	(26.4)
Net deferred mining tax liability	**381.3**	371.3	**381.3**	371.3

	Group 2001 Rm	Group Restated 2000 Rm	Company 2001 Rm	Company Restated 2000 Rm

23. Employee benefit plans

Activities of the Western Areas Share Incentive Scheme were:

	Number of options Millions	Average price per share R	Ordinary shares allocated Millions
Balance at 31 December 2000	0.8		2.3
Options exercised	(0.4)	21.53	(1.4)
Cash offer	(0.4)	24.00	
Balance at 31 December 2001	–		**0.9**

All participants exercised their options at 31 August 2001.

24. Cash flow information

24.1 Cash from operations

	Group 2001 Rm	Group Restated 2000 Rm	Company 2001 Rm	Company Restated 2000 Rm
Profit before tax	**53.7**	142.0	**33.1**	141.2
Adjustments for:				
Amortisation	**57.1**	41.4	**57.1**	41.4
Dividends received	**(0.4)**	(0.4)	**(0.4)**	(0.4)
Post-retirement medical funding	**5.5**	1.0	**5.5**	1.0
Rehabilitation provision	**–**	0.4	**–**	0.4
Net interest received	**(88.7)**	(143.1)	**(84.0)**	(131.2)
Net option premium payable and deferred option premium income and expense	**157.6**	–	**157.6**	–
Prior year option premium adjusted	**(10.9)**	(11.1)	**(10.9)**	(11.1)
Profit on disposal of subsidiary (refer note 24.4)	**(20.1)**	–	**–**	–
Profit on disposal of mining assets	**(0.5)**	(0.8)	**(0.5)**	(0.8)
Profit on disposal of other long-term assets	**(1.4)**	(2.1)	**(1.4)**	(2.1)
Other non-cash items	**3.2**	–	**0.2**	2.7
	155.1	27.3	**156.3**	41.1
Working capital changes				
Trade and other receivables	**0.9**	14.7	**0.9**	14.5
Inventories	**3.3**	4.2	**(0.9)**	0.4
Trade payables	**(0.2)**	(83.9)	**6.1**	(86.9)
	159.1	(37.7)	**162.4**	(30.9)

	Group 2001 Rm	Group Restated 2000 Rm	Company 2001 Rm	Company Restated 2000 Rm
24. Cash flow information (continued)				
24.2 Interest received				
Interest received (refer note 3)	**92.5**	154.8	**87.8**	144.3
Interest received in cash on Randgold Resources Limited loan, accounted for in prior year	**–**	8.3	**–**	5.3
Interest capitalised on:				
– loan to JCI Gold Limited (refer note 14)	**(58.8)**	(43.5)	**(56.3)**	(43.5)
– loan to Durban Roodepoort Deep, Limited	**(19.8)**	(17.9)	**(19.8)**	(17.9)
– loan to Randgold Resources Limited by Barnex	**–**	(43.4)		
– corporate restructuring costs recoverable	**(0.9)**	(2.9)	**(0.9)**	(2.9)
	13.0	55.4	**10.8**	85.3
24.3 Taxation paid				
Amount unpaid at beginning of year	**57.2**	16.4	**56.0**	16.4
Current taxation	**8.4**	48.2	**7.8**	47.0
Amount refundable/(unpaid) at end of year	**18.1**	(57.2)	**18.1**	(56.0)
	83.7	7.4	**81.9**	7.4

24.4 Proceeds on disposal of subsidiary

During the year Barnato Exploration Limited ("Barnex"), subsidiary of the company, disposed of its holding in Barnex (IOM) Limited, the controlling company of Barnex (Prestea) Limited, situated in Ghana, to Golden Star Resources Limited ("GSR"). Barnex (Prestea) Limited is the holder of the Prestea concession.

The sale was settled by the issue of 3.3 million shares in GSR to Barnex, a gold royalty on the first one million gold ounces produced by GSR from Prestea and Bogoso and 1.3 million warrants at an exercise price of US$0.70 per GSR common share. No value was placed on the gold royalty and warants. The following assets and liabilities were disposed of:

	Rm
Trade and other receivables	**3.2**
Trade and other payables	**(6.2)**
Net liability	**(3.0)**
Profit on disposal	**20.1**
	17.1
Shares received in GSR	**(17.1)**
Cash received	**–**

25. Earnings per share

The calculation of earnings per share is based on earnings of R33.0 million (2000: R90.6 million) and a weighted average of 105 376 337 (2000: 105 376 337) ordinary shares in issue during the year.

The calculation of headline earnings per share is based on earnings of R35.6 million (2000: R100.4 million) and a weighted average of 105 376 337 (2000: 105 376 337) ordinary shares in issue during the year.

Reconciliation between earnings and headline earnings:

	Profit before taxation Rm	Taxation Rm	Minority interest Rm	Net profit Rm
2001				
Per profit and loss statements	**53.7**	**(18.4)**	**(2.3)**	**33.0**
Profit on disposal of other long-term assets	**(1.4)**	**–**	**–**	**(1.4)**
Profit on disposal of subsidiary	**(20.1)**	**–**	**2.3**	**(17.8)**
Profit on disposal of mining assets	**(0.5)**	**0.2**	**–**	**(0.3)**
Non-recurring costs	**37.4**	**(15.0)**	**(0.3)**	**22.1**
Headline earnings	**69.1**	**(33.2)**	**(0.3)**	**35.6**
2000 – restated				
Per profit and loss statements	142.0	(51.8)	0.4	90.6
Profit on disposal of other long-term assets	(2.1)	–	–	(2.1)
Profit on disposal of mining assets	(0.8)	0.4	–	(0.4)
Non-recurring costs	22.7	(10.4)	–	12.3
Headline earnings	161.8	(61.8)	0.4	100.4

26. Related party transactions

Name of related party	Relationship	Amount owing Rm	Transaction amount Rm
2001			
JCI Gold Limited	Major shareholder		
– Loans advanced, less repayments plus interest capitalised (refer note 14).		**464.0**	
– Advanced and repayments during the year, including interest capitalised.			**141.1**
– Re-allocation of proportionate share of corporate restructuring costs incurred in prior years.			**35.7**

26. Related party transactions (continued)

Name of related party	Relationship	Amount owing Rm	Transaction amount Rm
2000			
JCI Gold Limited	Major shareholder		
– Loans advanced, accrued interest and penalty interest (refer note 14).		287.2	
– Loans advanced and repaid during the year, including interest capitalised.			41.6

	Group		Company	
	2001 Rm	Restated 2000 Rm	**2001 Rm**	Restated 2000 Rm
27. Commitments and contingent liabilities				
Capital expenditure commitments				
Contracts for capital expenditure	**94.6**	66.4	**94.6**	66.4
Authorised by the directors but not contracted for	**1 225.1**	876.0	**1 225.1**	876.0
Other commitments				
Lease office premises	**6.5**	10.2	**6.5**	10.2
	1 326.2	952.6	**1 326.2**	952.6

The capital expenditure commitments represent the company's portion of the capital expenditure commitments of the South Deep joint venture. The commitments net of future revenues will be financed out of the company's own resources.

28. Geographic and segment information

No separate geographical or segmental information is presented as the group is a gold mining and exploration company operating primarily in South Africa.

29. Change in accounting policy

Hedging

During the year the company changed its accounting policy in respect of the recognition of income and expenditure relating to option premiums on financial instruments from the cash basis to the accrual basis. Comparative figures have been restated. The effect of the change in accounting policy is as follows:

	Gross Rm	Tax Rm	Total Rm
2001			
Decrease in opening retained earnings	**(57.4)**	**26.4**	**(31.0)**
Increase in net profit for the year	**10.9**	**(5.0)**	**5.9**
2000			
Decrease in opening retained earnings	(68.5)	31.5	(37.0)
Increase in net profit for the year	11.1	(5.1)	6.0

30. Risk management

Derivative instruments
During the year under review, derivative instruments utilised included commodity and currency forward exchange contracts (Rand and US dollar denominated), call options bought and sold (Rand and US dollar denominated), put options bought and gold lease rate swaps. Although complying with the accounting standard AC125 in terms of disclosure, the company has not yet implemented AC133, which is effective for financial years commencing on or after 1 July 2002.

Hedging activities – Risks
The company makes use of various derivative instruments to hedge its exposure to market risks such as movements in the gold price, exchange and interest rates. These instruments entered into are intended as hedges for the planned future production of the mine.

The type and extent of derivative instruments used for hedging market risks are subject to a formal approval framework approved by the company's board. The framework restricts the extent in terms of value, time and type of derivative instrument which can be used by the hedging committee. Hedging in excess of the limits requires formal board approval.

It is the policy of the company's board that the hedge book be managed on an on-going basis. This is in accordance with the dynamic environment within which the company operates, where the appropriateness of the hedge book is under constant review.

The objectives of the hedging programme can be summed up as follows:

- to control the risks and rewards associated with the management of the financial assets and liabilities of the company,
- to manage the exposure to financial market risks,
- to secure future cash flows, compliance with debt covenants and to ensure a minimum return on assets.

Market risks:

Price risk
A declining gold price adversely impacts on the cash flows of the company, reducing both current profitability and the sustainability of future production. The company hedges to the extent deemed prudent to mitigate the adverse consequences of gold price movements.

Foreign exchange risk
As a rand based company which is required by South African Reserve Bank regulations to convert dollar proceeds to rands, and with costs primarily incurred in rands, an exposure to adverse movements to the exchange rate affects the company's cash flow and consequently its profitability. Hedging of dollar flows is dependent on future cash flow requirements, regulatory requirements, and prevailing market conditions.

Interest rate risk
Interest rate exposure arises from several aspects of the company's activities, namely the investment of funds surplus to current requirements, borrowings to meet short falls in current cash flows, and the impact international interest rate differentials have on the company's hedging activities. Managing interest rate risks has a direct bearing on the returns achieved on the assets of the company.

30. Risk management (continued)

Open hedge position at 31 December 2001		Instruments maturing in financial years ended													Total/
		2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	average
Dollar/Gold															
Old hedge book															
Forward contracts															
Quantity	ozs	140 004	38 496	42 000	21 000	–	–	84 000	84 000	–	–	–	–	–	409 500
Average price	$/oz	260.00	260.00	260.00	260.00	–	–	280.00	280.00	–	–	–	–	–	268.21
Notional value	$m	36.4	10.0	10.9	5.5	–	–	23.5	23.5	–	–	–	–	–	109.8
Fair value	Rm	(23.2)	(10.9)	(15.5)	(9.4)	–	–	(46.5)	(53.1)	–	–	–	–	–	(158.6)
Call options purchased															
Quantity	ozs	69 996	75 996	77 004	37 998	–	–	–	–	–	–	–	–	–	260 994
Average price	$/oz	420.00	420.00	420.00	420.00	–	–	–	–	–	–	–	–	–	420.00
Notional value	$m	29.4	31.9	32.3	16.0	–	–	–	–	–	–	–	–	–	109.6
Fair value	Rm	1.7	9.0	18.5	13.5	–	–	–	–	–	–	–	–	–	42.6
Call options sold															
Quantity	ozs	35 004	39 504	42 000	42 000	42 000	42 000	42 000	42 000	–	–	–	–	–	326 508
Average price	$/oz	325.00	325.00	325.00	325.00	325.00	325.00	325.00	325.00	–	–	–	–	–	325.00
Notional value	$m	11.4	12.8	13.7	13.7	13.7	13.7	13.7	13.7	–	–	–	–	–	106.1
Fair value	Rm	(2.2)	(11.7)	(23.6)	(22.0)	(13.5)	(16.7)	(19.7)	(22.6)	–	–	–	–	–	(132.0)
Rand/Gold															
Forward contracts															
Quantity	ozs	105 000	–	–	–	–	–	–	–	–	–	–	–	–	105 000
Average price	R/oz	1 821.83	–	–	–	–	–	–	–	–	–	–	–	–	1 821.83
Notional value	Rm	191.3	–	–	–	–	–	–	–	–	–	–	–	–	191.3
Fair value	Rm	(162.1)	–	–	–	–	–	–	–	–	–	–	–	–	(162.1)
Forward exchange contracts															
Quantity	$m	92	25	–	–	–	–	–	–	–	–	–	–	–	117
Exchange rate	Euro/$	0.9564	0.9596	–	–	–	–	–	–	–	–	–	–	–	0.9571
Fair value	Rm	(84.9)	(22.1)	–	–	–	–	–	–	–	–	–	–	–	(107.0)

30. Risk management (continued)

Open hedge position at 31 December 2001		Instruments maturing in financial years ended													Total/
		2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	average
Gold lease rate swaps															
Quantity	ozs	480 252	436 497	378 000	315 000	252 000	189 000	126 000	63 000	–	–	–	–	–	2 239 749
Fair value	Rm	3.0	(4.5)	(4.6)	(4.6)	(5.1)	(3.9)	(2.2)	(0.9)	–	–	–	–	–	(22.9)
Dollar/Gold															
New derivative structure															
Call options purchased															
Quantity	ozs	53 304	73 344	87 396	89 400	84 948	85 392	88 980	87 000	88 872	83 256	85 536	85 188	40 776	1 033 392
Average price	$/oz	268.70	278.70	288.70	298.70	308.70	323.70	333.70	348.70	358.70	373.70	398.70	413.70	428.70	339.09
Notional value	$m	14.3	20.4	25.2	26.7	26.2	27.6	29.7	30.3	31.9	31.1	34.1	35.2	17.5	350.4
Fair value	Rm	10.5	18.4	26.1	31.0	32.8	33.9	38.2	38.3	41.2	39.3	38.6	39.4	18.8	406.5
Call options sold															
Quantity	ozs	95 410	135 828	161 844	165 564	157 320	158 136	164 784	161 100	164 580	154 176	158 400	157 740	75 516	1 910 398
Average price	$/oz	318.70	278.70	268.70	278.70	288.70	288.70	288.70	293.70	303.70	313.70	313.70	323.70	333.70	297.40
Notional value	$m	30.4	37.9	43.5	46.1	45.4	45.7	47.6	47.3	50.0	48.4	49.7	51.1	25.2	568.2
Fair value	Rm	(2.0)	(34.1)	(67.5)	(75.4)	(76.6)	(89.4)	(105.2)	(109.2)	(112.9)	(107.2)	(118.2)	(119.1)	(56.8)	(1 073.8)
Call options sold															
Quantity	ozs	39 480	54 336	64 740	66 228	62 928	63 252	65 916	64 440	65 832	61 668	63 360	63 096	30 204	765 480
Average price	$/oz	278.70	288.70	303.70	318.70	333.70	348.70	363.70	378.70	393.70	408.70	423.70	438.70	453.70	363.49
Notional value	$m	11.0	15.7	19.7	21.1	21.0	22.1	24.0	24.4	25.9	25.2	26.8	27.7	13.7	278.2
Fair value	Rm	(7.3)	(22.2)	(37.8)	(33.4)	(31.1)	(35.7)	(40.9)	(44.4)	(23.5)	(22.9)	(24.5)	(25.3)	(12.2)	(361.1)
Put options bought															
Quantity	ozs	148 056	203 748	210 396	215 232	204 516	205 572	214 224	209 436	213 960	200 436	205 920	205 056	98 166	2 534 718
Average price	$/oz	318.20	278.20	268.20	278.20	288.20	288.20	288.20	293.20	303.20	313.20	313.20	323.20	333.20	296.90
Notional value	$m	47.1	56.7	56.4	59.9	58.9	59.2	61.7	61.4	64.9	62.8	64.5	66.3	32.7	752.6
Fair value	Rm	72.2	38.4	31.1	38.7	41.5	37.8	35.1	33.3	35.5	34.3	32.6	35.8	18.8	485.1

30. Risk management (continued)

Fair value of financial instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of derivatives generally reflects the estimated amounts that the company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealised gains or losses of open contracts. Where dealer quotes are not available, option pricing models are used.

The following table presents the carrying amounts and estimated fair values of the group's financial instruments outstanding at 31 December 2001. The carrying amounts in the table are included in the balance sheet under the indicated captions, except for hedging instruments, which are off-balance sheet financial instruments.

	31 December 2001	
	Carrying amount Rm	Fair value Rm
Financial assets		
Listed investments	133.5	157.9
Other long-term assets (excluding rehabilitation trust fund)	21.4	21.4
Loan to JCI Gold Limited	464.0	464.0
Trade and other receivables	63.8	63.8
Cash and cash equivalents	1 104.1	1 104.1
Off-balance sheet derivatives	–	934.2
	1 786.8	2 745.4
Financial liabilities		
Provision for post-retirement medical benefits	20.1	20.1
Option premium payable	1 588.0	1 588.0
Trade payables	88.0	88.0
Off-balance sheet derivatives	–	2 017.4
	1 696.1	3 713.5

The following methods and assumptions were used to estimate the fair value of financial instruments:

Listed investments
The fair value was determined using market prices as at 31 December 2001.

Other long-term assets
The carrying amounts of other long-term assets approximate fair values.

Loans to JCI Gold Limited
The carrying amounts approximate fair values as the loans carry interest at market-based floating rates.

30. Risk management (continued)

Cash and cash equivalents, receivables and trade payables
The carrying amounts approximate fair values because of the short maturity of these instruments.

Provision for post-retirement medical benefits
The carrying amount approximates fair value as the provision for post-retirement medical benefits is based on actuarial calculations.

Option premiums payable
The carrying amount approximates fair value as these are reflected at present value determined by reference to market rates.

Derivative instruments
The fair value of derivative instruments have been determined by reference to market rates.

31. South Deep information

The company's 50% share of the revenue, expenses, assets, liabilities and cash flow of the joint venture is as follows:

	2001 Rm	Restated 2000 Rm
Profit and loss statement		
Gold revenue	403.9	316.2
Cost of sales	(340.3)	(245.6)
Operating profit	63.6	70.6
Net interest received	1.6	0.4
Other income	1.4	0.4
Profit from operations	66.6	71.4
Balance sheet		
Current assets	37.6	42.9
Cash and cash equivalents	2.6	4.1
Receivables	24.7	29.4
Inventories	10.3	9.4
Mining assets	2 344.9	1 994.7
Other long-term assets	3.5	2.4
Total assets	2 385.9	2 040.0

31. South Deep information (continued)

	2001 Rm	Restated 2000 Rm
Current liabilities		
Accounts payable and accrued liabilities	**78.1**	75.4
Long-term liabilities	**29.6**	18.3
Provision for post-retirement benefits	**20.1**	14.6
Provision for environmental rehabilitation	**9.5**	3.7
Total liabilities	**107.7**	93.7
Cash flow statement		
Cash flows used in	(266.8)	(213.6)
– operating activities	120.4	79.8
– investing activities	(387.2)	(258.3)
– financing activities	–	(35.1)

32. Comparative figures

Where appropriate, comparative figures have been regrouped and restated to facilitate comparison.

NOTICE TO MEMBERS

ANNUAL GENERAL MEETING

The forty-first annual general meeting of members of Western Areas Limited will be held in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg, on Wednesday, 7 August 2002 at 10h00 for the following purposes:

ORDINARY BUSINESS

1. To consider and adopt the audited annual financial statements for the period ended 31 December 2001.

2. To elect directors in place of Messrs V G Bray, R A R Kebble and S M Rasethaba who retire in accordance with the provisions of the company's Articles of Association but, being eligible, have offered themselves for re-election.

SPECIAL BUSINESS

In addition, members will be requested to consider and, if approved, to pass the following special and ordinary resolutions:

To consider and, if deemed fit, to pass, with or without modification, the following special resolution:

3. **Adoption of new Articles of Association**

   Special resolution Number 1

   "**RESOLVED that,** the new Articles of Association of the company, copies of which have been tabled at this meeting and initialled by the chairman of the meeting for purposes of identification, be and are hereby adopted as the Articles of Association of the company."

   The reason for proposing this special resolution is to provide the company with Articles of Association that are up to date and enable the company to make use of certain dispensations and/or cause the company to comply with certain changes to the Companies Act and the JSE Securities Exchange South Africa Listings Requirements. The effect of this special resolution is to substitute the existing Articles of Association of the company in their entirety.

4. **Placing unissued capital under the control of the directors**

   Ordinary resolution 1

   "**RESOLVED that,** all the authorised but unissued shares in the capital of the company, other than any such shares which may be reserved for the purposes of any share incentive scheme, be and are hereby placed under the control of the directors as a general authority to them to allot or issue same to such persons and upon such terms and conditions as may be determined by them in their discretion, subject to the provisions of Sections 221 and 222 of the Companies Act and the Listings Requirements of the JSE Securities Exchange South Africa."

VOTING AND PROXIES

A member entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend, speak, and vote in his or her stead. A proxy need not be a member of the company. A form of proxy as well as voting instruction form accompany this notice. Duly completed proxy forms must be deposited at the office of the South African Registrars or at the office of the United Kingdom Registrar not less than 48 hours before the time appointed for the holding of the meeting.

Members who have already dematerialised their shares in the company may use the enclosed voting instruction form for the purpose of advising their CSDP or broker of their voting instructions. Members should contact their CSDP or broker with regard to the cut off time for lodging of voting instruction forms. If, however, such members wish to attend the Annual General Meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

BY ORDER OF THE BOARD

P B Beale
Company secretary

Johannesburg
28 June 2002

motiv

Printed by Ince (Pty) Ltd

FORM OF PROXY

WESTERN AREAS LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1959/003209/06
JSE Share Code: WAR ISIN: ZAE 000016549
"Western Areas" or "the Company"

ONLY FOR USE BY REGISTERED MEMBERS

This proxy form is not for use by members who have already dematerialised their Western Areas shares. Such members must use the attached voting instruction form.

For completion by registered members of Western Areas unable to attend the Annual General Meeting of the Company to be held at 10h00 on Wednesday, 7 August 2002 in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg, South Africa.

I/We of

(Name in block letters please)

Telephone: (work) Telephone: (home)

(area code and number) *(area code and number)*

being a member of Western Areas Limited and entitled to votes

hereby appoint of

or failing him/her of

or failing him/her the Chairman of the meeting as my/our proxy to attend and speak for me/us and on my/our behalf at the Annual General Meeting of the Company to be held in Johannesburg on Wednesday, 7 August 2002 at 10h00 and at any adjournment thereof and to vote or abstain from voting as indicated on the resolutions to be considered at the said meeting:

ORDINARY BUSINESS	FOR	AGAINST	ABSTAIN
1. To adopt the audited annual financial statements for the year ended 31 December 2001			
2. (a) To re-elect Mr V G Bray as a director of the Company			
(b) To re-elect Mr R A R Kebble as a director of the Company			
(c) To re-elect Mr S M Rasethaba as a director of the Company			
SPECIAL BUSINESS			
3. **Special resolution Number 1** To adopt new Articles of Association			
4. **Ordinary resolution Number 1** To authorise the directors to allot and issue the unissued ordinary shares			

Please indicate with an "X" in the spaces above how you wish your votes to be cast. If no indication is given the proxy will vote or abstain at his discretion.

Any member of the Company entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his stead. A proxy need not be a member of the Company.

Every person present and entitled to vote at an annual general meeting shall, on a show of hands, have one vote only, but in the event of a poll, every share shall have one vote.

Please read the notes appearing on the reverse hereof.

Signed at on 2002

Name in block letters Signature Assisted by me

Full name(s) of signatory/ies if signing in a representative capacity (see note 6.1)

(name in block letters please)

NOTES TO PROXY

INSTRUCTIONS FOR SIGNING AND LODGING THIS FORM OF PROXY

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space(s) provided, with or without deleting the words "the Chairman of the meeting", but any such deletion must be signed in full by the shareholder. The person whose name appears first on the form of proxy and has not been deleted and who is present at the Annual General Meeting will be entitled to act as proxy to the exclusion of those whose names follow. In the event that no names are indicated, the proxy shall be exercised by the Chairman of the Annual General Meeting.

2. A shareholder's instructions to the proxy must be indicated by the insertion of an "X" in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the Annual General Meeting as he/she deems fit in respect of all the shareholder's votes exercisable thereat. Where the proxy is the Chairman, such failure shall be deemed to authorise the Chairman to vote in favour of the resolutions to be considered at the Annual General Meeting in respect of all the shareholder's votes exercisable thereat.

3. In order to be effective, completed proxy forms must reach the Company's South African Registrars, Johannesburg, not less than 48 hours before the time appointed for the holding of the meeting, or the offices of the United Kingdom Registrars not less than 48 hours before the time appointed for the holding of the meeting.

4. The completion and lodging of this form of proxy shall in no way preclude the shareholder from attending, speaking and voting in person at the Annual General Meeting to the exclusion of any proxy appointed in terms hereof.

5. Should this form of proxy not be completed and/or received in accordance with these notes, the Chairman may accept or reject it, provided that in respect of its acceptance the Chairman is satisfied as to the manner in which the shareholder wishes to vote.

6.1 Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity (such as a power of attorney or other written authority) must be attached to this form of proxy unless previously recorded by the Company's Registrars or waived by the Chairman of the Annual General Meeting.

6.2 The Chairman shall be entitled to decline to accept the authority of a person signing the proxy form:

(a) under a power of attorney

(b) on behalf of a company

unless that person's power of attorney or authority is deposited at the offices of the Company's South African Registrars or the United Kingdom Registrars not less than 48 hours before the meeting.

7. Where shares are held jointly, all joint holders are required to sign the form of proxy.

8. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the Company's South African or United Kingdom Registrars.

9. Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory/ies.

10. On a show of hands, every shareholder present in person or represented by proxy shall have only one vote, irrespective of the number of shares he/she holds or represents.

11. On a poll, every shareholder present in person or represented by proxy shall have one vote for every share held by such shareholder.

12. A resolution put to vote shall be decided by a show of hands, unless before or on the declaration of the results of the show of hands, a poll shall be demanded by any person entitled to vote at the Annual General Meeting.

Office of the South African Registrars:
Computershare Investor Services Limited
8th Floor, 11 Diagonal Street
Johannesburg, 2001
(PO Box 1053, Johannesburg, 2000)
Telephone: +27 11 370-5000
Facsimile: +27 11 370-5271/2

Office of the United Kingdom Registrars:
Capita IRG Plc
Balfour House
390-398 High Road
Ilford
Essex IG1 1NQ
England
Telephone: + 020 8639-2000
Facsimile: + 020 8478-2876

VOTING INSTRUCTION FORM

WESTERN AREAS LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1958/003209/06
JSE Share Code: WAR ISIN: ZAE 000016549
"Western Areas" or "the Company"

Only for use by members who have dematerialised their Western Areas shares through STRATE

For use in respect of the Annual General Meeting of the Company to be held at 10h00 on Wednesday, 7 August 2002 in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg

Members who have already dematerialised their Western Areas shares may use this form to advise their CSDP or broker of their voting instructions on the proposed resolutions in the spaces provided below. However, should such members wish to attend the Annual General Meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

I/We of

(Name in block letters please)

being a member(s) of the Company who has/have dematerialised my/our shares in Western Areas do hereby indicate in the spaces provided below to my/our CSDP/broker my/our voting instructions on the resolutions to be proposed at the Annual General Meeting of the Company to be held at 10h00 on Wednesday, 7 August 2002.

Voting instruction:

ORDINARY BUSINESS	**FOR**	**AGAINST**	**ABSTAIN**
1. To adopt the audited annual financial statements for the year ended 31 December 2001			
2. (a) To re-elect Mr V G Bray as a director of the Company			
(b) To re-elect Mr R A R Kebble as a director of the Company			
(c) To re-elect Mr S M Rasethaba as a director of the Company			
SPECIAL BUSINESS			
3. Special resolution Number 1 To adopt new Articles of Association			
4. Ordinary resolution Number 1 To authorise the directors to allot and issue the unissued ordinary shares			

Notes:

1. Please indicate in the appropriate spaces above the number of votes to be cast. Each share carries the right to one vote.
2. All the votes need not be exercised neither need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
3. Any alteration or correction made to this voting instruction form must be signed in full by the signatory/ies.
4. When there are joint holders of shares, all joint holders must sign the voting instruction form.
5. Completed voting instruction forms should be forwarded to the CSDP or broker through whom the Western Areas shares have been dematerialised. Members should contact their CSDP or broker with regard to the cut-off time for lodging of voting instruction forms.
6. This voting instruction form is only for use by members with dematerialised shareholdings via STRATE.

Signed at on 2002

Name in block letters Signature Assisted by me

Full name(s) of signatory/ies if signing in a representative capacity

(name in block letters please)

NOTES

NOTES

NOTES

SHAREHOLDERS' INFORMATION

DIRECTORS

Roger Ainsley Ralph Kebble
Non-Executive Chairman†•
Roger Brett Kebble
Chief Executive Officer•
John Fox Brownrigg
Managing Director•
Vaughan Grantland Bray
Non-Executive Director†•
Charles Henry Delacour Cornwall
Executive Director†•
William Alan Nairn
Non-Executive Director
Sello Mashao Rasethaba
Non-Executive Director
Vincent Patrick Uren
Non-Executive Director
Jacqueline Thomas
(Alternate Director)
*Members of Audit Committee
†Members of Remuneration Committee
•Executive Committee

REGISTERED OFFICE AND SECRETARY

P B Beale
28 Harrison Street
Johannesburg, 2001
(PO Box 61719, Marshalltown, 2107)
Telephone: +27 11 688-5000
Facsimile: +27 11 834-9195

TRANSFER SECRETARIES – SOUTH AFRICA

Computershare Investor Services Limited
8th Floor, 11 Diagonal Street
Johannesburg, 2001
(PO Box 1053, Johannesburg, 2000)
Telephone: +27 11 370-5000
Facsimile: +27 11 370-5271/2

LONDON SECRETARIES

JCI (London) Limited
6 St James's Place
London SW1A 1NP
Telephone: + 020 7491-1889
Facsimile: + 020 7491-1989

UNITED KINGDOM REGISTRARS

Capita IRG Plc
Balfour House
390-398 High Road
Ilford
Essex IG1 1NQ
Telephone: + 020 8639-2000
Facsimile: + 020 8478-2876

AUDITORS

KPMG Inc.

ATTORNEYS

Deneys Reitz Inc.

PRINCIPAL BANKERS

The Standard Bank of South Africa Limited

CORPORATE ADVISOR AND SPONSOR

Corpcapital Limited

INVESTOR RELATIONS

Contact person: George Poole
Telephone +27 11 688-5000
Facsimile: +27 11 834-9195
e-mail: gpoole@jci.co.za
28 Harrison Street
Johannesburg, 2001
(PO Box 61719, Marshalltown 2107)